UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

Semiannual Report Pursuant to Regulation A of the Securities Act of 1933

For the fiscal Semiannual Period ended June 30, 2025

YSMD, LLC

(Exact name of issuer as specified in its charter)

Delaware	86-2474387
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

745 5th Ave, Suite 500 New York, NY (Address of principal executive offices)	10151 (Zip Code)

510-306-4678
Issuer’s telephone number, including area code

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED HEREIN, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

FACTORS THAT COULD CAUSE OR CONTRIBUTE TO THESE DIFFERENCES INCLUDE THOSE CONTAINED IN THE SECTION OF THE COMPANY’S LATEST OFFERING CIRCULAR (THE “OFFERING CIRCULAR”) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ENTITLED “RISK FACTORS ”, WHICH SECTION IS INCORPORATED HEREIN BY REFERENCE.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion contains forward-looking statements reflecting the company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Semi-annual Report.

Overview

The Company

YSMD, LLC, a Delaware series limited liability company formed on February 2, 2022. YSMD, LLC is an investment vehicle which intends to enable investors to own fractional ownership of a specific student rental property, although the company may invest in other types of properties as set out below. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

We generate revenues from rents to tenants for student housing, but will also, under certain circumstances, consider multi-family and commercial real estate assets such as self-storage, warehouse and industrial, office, and retail properties.

Generally, the company and Collab intend to arrange for the purchase of a specific student housing rental property either directly by the Series or by one of its parent companies, as described below:

If one of its parent or affiliated companies purchased the property directly, then, after the relevant Series has obtained sufficient financing, which may include an Acquisition Loan from our Managing Member, it would sell the property to that Series for the greater of (i) an amount equal to the original purchase price (including closing costs) plus holding costs, renovation costs and furnishing expenses incurred by such parent company prior to the sale to the Series; and (ii) an amount equal to market valuation determined by company’s Managing Member in its sole discretion.

In cases where Collab identifies and intends to have the Series purchase that property directly from a third party Seller, it would use the proceeds of the offering for that Series to purchase the property and may finance a portion of the purchase price with mortgage or other third party financing. The company generally expects to set a minimum offering amount for each Series such that the net proceeds would be sufficient to finance the net purchase of the Underlying Assets (less third party financing), plus closing and any loan costs and expected repairs, renovations or furnishings. If the purchase agreement for the property does not include a financing condition or the financing contingency has expired and the closing for the property occurs prior to sufficient minimum proceeds being received, Collab or an affiliate may provide a loan to the Series to finance all or part of the purchase price of the property that would be repaid with the proceeds of the offering.

The company’s operations involve the establishment of separate Series for the holding of student housing rental properties to be acquired by the company, although the company may invest in other types of properties as set forth herein. Notably, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the company will be enforceable against the assets of the applicable Series only, and not against the assets of the company. In addition, unless otherwise stated in the Designation for any Series, Collab (USA) Capital LLC will manage all Underlying Assets related to the various Series including the sales of property, property rentals, maintenance and insurance.

It is not anticipated that any Series would own any assets other than its respective real estate property and associated assets, the reason for which the applicable Series was created (the “Underlying Asset(s)”), plus cash reserves for maintenance, storage, insurance and other expenses pertaining to such Underlying Assets and amounts earned by each Series from the monetization of the Underlying Asset. It is intended that owners of a Series Interest in a Series will only have assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series, which would include the allocated portion of shared fees, costs and expenses which our Managing Member has allocated to such Series as discussed under “The Company’s Business - Allocations of Expenses.”

Collab (USA) Capital LLC serves as the property manager responsible for managing each Series’ Underlying Assets (the “Property Manager”) as described in the Property Management Agreements between Collab and the respective Series. However, YSMD in its sole discretion, may engage other third-party property managers to manage a Series’ Underlying Assets.

Collab (USA) Capital LLC also serves as the managing member (the “Managing Member”) responsible for the day-to-day management of the company and each Series. Each Series may purchase the property from a third party or from an affiliate of the Managing Member, such as is the case with Series 2340 Hilgard and Series Buttonwood 19-3.

Series with Qualified Series Interests as of June 30, 2025

Series Interests in the Series listed below were qualified under Regulation A (“Regulation A”) of Section 3(a)(6) of the Securities Act of 1933, as amended (the “Securities Act”) as of December 8, 2022 for YSMD Series A, LLC (“Series A”).

Series	Property
Series A	Residential property located at 1742 Spruce Street, Berkeley, CA 94709

2

Series Interests in the Series listed below were qualified under Regulation A of the Securities Act as of August 15, 2023 for Series 2340 Hilgard LLC (“Series 2340 Hilgard”) and Series Buttonwood 19-3 LLC (“Series Buttonwood 19-3  ”).

Series	Property
Series 2340 Hilgard	Residential property located at 2340 Hilgard Ave, Berkeley, CA 94709
Series Buttonwood 19-3	Residential property located at 19 Buttonwood Street #3, Dorchester, MA 02125

Series Interests in the Series listed below were qualified under Regulation A of the Securities Act as of August 21, 2024   for Series 33 Mine Street (“Series 33 Mine Street”) and Series Buttonwood 21-2 LLC (“Series Buttonwood 21-2”).

Series	Property
Series 33 Mine Street	Residential property located at 33 Mine Street, New Brunswick, NJ 08901
Series Buttonwood 21-2	Residential property located at 19 Buttonwood Street #2, Dorchester, MA 02125

Series Interests in the Series listed below were qualified under Regulation CF as of October 15, 2024 for YSMD Series A, LLC (“Series 150 Panoramic Way”). This offering was terminated on August 19, 2025 and Series 150 Panormic Way was authorized under Regualtion CF for its Revenue Share Loan offering under Regualtion CF as of August 21, 2025.

Series	Property
Series 150 Panoramic Way	Residential property located at 150 Panoramic Way, Berkeley, CA 94709

Discussion and Analysis for the Six-months ended June 30, 2025 and June 30, 2024

Operating Results

Revenues:

Revenues are generated at the series level. As of June 30, 2025, no series has generated any revenues, and the underlying properties have not been acquired.

Expenses

Each series will be responsible for its own operating expenses, such as property management fees, property taxes, property insurance, and home ownership association fees beginning on the closing date of the offering of such series.

For Series A, we have incurred $44,779 in operating expenses for the six months ended June 30, 2025. For Series 2340 Hilgard, we have incurred $7,683 in operating expenses for the six months ended June 30, 2025. For Series Buttonwood 19-3, we have incurred $8,665 in operating expenses for the six-months ended June 30, 2025. For Series Buttonwood 21-2, we have incurred $8,605 in operating expenses for the six months ended June 30, 2025. For Series 33 Mine Street we have incurred $7,730 in operating expenses for the six months ended June 30, 2025, and for Series 150 Panoramic Way, we have incurred $9,174 in operating expenses for the same period.

Series A

For Series A, we have incurred $44,779 in operating expenses for six months ended June 30, 2025 as compared to $96,011 for six months ended June 30, 2024. The decrease in operating expenses was primarily due to a decrease in agency fees from $15,532 for six months ended June 30, 2024 to $213 for the six months ended June 30, 2025, a decrease in filing fees from $18,379 for six months ended June 30, 2024 to $1,911   for the six-months ended June 30, 2025, and a decrease in legal fees from $25,000 six months ended June 30, 2024 to $0 for the six-months ended June 30, 2025. This amount was partially offset by an increase in accounting and audit fees from $35,750 for the six months ended June 30, 2024 to $38,250 for the six months ended June 30, 2025. There was also an increase in interest income from $7,783 for the six months ended June 30, 2024 to $9,209 for the six months ended June 30, 2025. As a result, Series A had a net loss of $35,570 for the for six months ended June 30, 2025 compared to $88,228 for six months ended June 30, 2024.

3

Series 2340 Hilgard

For Series 2340 Hilgard, we have incurred $7,683 in operating expenses for six months ended June 30, 2025 as compared to $16,025 for six months ended June 30, 2024. The decrease in operating expenses was primarily due to the decrease of 6,625 in accounting and audit fees from $14,000 for six months ended June 30, 2024 to $7,375 for six months ended June 30, 2025 and a decrease in agency fees from $1,722 for six months ended June 30, 2024 to $155 for the six months ended June 30, 2025. An increase in interest income from $1,557 for the six months ended June 30, 2024 to $1,845 for the six months ended June 30, 2025 partially offset such decrease in operating expenses. As a result of, Series 2340 Hilgard had a net loss of $5,838 for the for six months ended June 30, 2025 compared to a net loss of $14,468 for six months ended June 30, 2024.

Series Buttonwood 19-3

For Series Buttonwood19-3, we have incurred $8,665 in   operating expenses for six months ended June 30, 2025 as compared to $36,699 for six months ended June 30, 2024. The decrease in operating expenses was primarily due to the decrease of $28,140 in accounting and audit fees from $36,500 for six months ended June 30, 2024 to $8,360 for six months ended June 30, 2025. This was partially offset by an increase in interest income from $1,334 for the six months ended June 30, 2024 to $4,890 for the six months ended June 30, 2025.. As a result of the above, Series Buttonwood19-3 had a net loss of $ 3,775 for the for six months ended June 30, 2025 compared to a net loss of $35,365 for six months ended June 30, 2024.

Series Buttonwood 21-2

For Series Buttonwood 21-2, we have incurred $8,605 in operating expenses for six months ended June 30, 2025, which was off-set by a de mimimus amount of interest income. As a result of the above, Series Buttonwood 21-2 had a net loss of $8,598 for the for six months ended June 30, 2025.

Series 33 Mine Street

For Series 33 Mine Street, we have incurred $7,730 in operating expenses for six months ended June 30, 2025, which was off-set by a de mimimus amount of interest income. As a result of the above, Series 33 Mine Street had a net loss of $7,717 for the for six months ended June 30, 2025.

Series 150 Panoramic Way

For Series 150 Panoramic Way, we have incurred $9,174 in operating expenses for six months ended June 30, 2025, which was off-set by a de mimimus amount of interest income. As a result of the above, Series 150 Panoramic Way had a net loss of $9,168 for the for six months ended June 30, 2025.

Liquidity and Capital Resources

As of June 30, 2025, each of our series has accumulated liabilities due to a related party associated with the expenses incurred for each offering under Regulation A. The related party accounts payable as of June 30, 2025 are as follows:

Series	Related Party Accounts Payable
Series A	$106,563
Series 2340 Hilgard	$36,594
Series Buttonwood 19-3	$50,360
Series Buttonwood 21-2	$8,360
Series 33 Mine Street	$22,850
Series 150 Panoramic Way	$11,750
Eliminated in consolidation	$(147,124)
Total	$89,263

As of June 30, 2025, each of our series has documented deferred offering costs as an asset as follows:

Series	Deferred Offering Costs
Series A	$77,521
Series 2340 Hilgard	$25,000
Series Buttonwood 19-3	$25,000
Series Buttonwood 21-2	$2,500
Series 33 Mine Street	$2,500
Series 150 Panoramic Way	$15,000

Total	$147,521

4

As of June 30, 2025, Series A has recorded cash of $1,103, subscriptions receivable of $25,150, due from related party $185,441, and loans to relatd party of $350,000. Series A expects to complete the acquisition of their respective properties during the fourth quarter of 2025.

As of June 30, 2025, Series Hilgard has recorded cash of $441 and subscriptions receivable of $29,790, due from related party of $8,550 and loans to related party of $70,000. YSMD Series 2340 Hilgard expects to complete the acquisition of their respective properties during the fourth quarter of 2025.

Series Buttonwood 19-3 has recorded cash of $418, subscriptions receivable of $4,075, due from related party of $89,821 and loans to related party of $190,000. YSMD Series Buttonwood 19-3 expects to complete the acquisition of their respective properties during the fourth quarter of 2025.

Series Buttonwood 21-2 has recorded cash of $661, subscriptions receivable of $26,785. YSMD Series Buttonwood 21-2 expects to complete the acquisition of their respective properties during the fourth quarter of 2026.

Series 33 Mine Street has recorded cash of $1,643, and subscriptions receivable of $104,830, and due from related party of $72,845. YSMD Series 33 Mine Street expects to complete the acquisition of their respective properties during the fourth quarter of 2026.

Series 150 Panoramic Way has recorded cash of $2,392, and due from related party of $15,850. YSMD Series 150 Panoramic expects to complete the acquisition of their respective properties during the fourth quarter of 2026.

We intend to purchase 1742 Spruce, 2340 Hilgard, Buttonwood 19-3, Buttonwood 21-2, 33 Mine Street, and 150 Panoramic with the proceeds of each of the Series A, Series 2340 Hilgard, Series Buttonwood 19-3, Series Buttonwood 21-2, Series  33 Mine and Series 150 Panoramic Way offerings, respectively.

Each series will repay any loans used to acquire its property with proceeds generated from the closing of the offering of such series. No series will have any obligation to repay a loan incurred by our company to purchase a property for another series.

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each Series have a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and operations, and has not generated any revenues or profits as of June 30, 2025. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s and each Series’ ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company and each Series will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each Series be unable to continue as a going concern.

As of the date June 30, 2025, the company has qualified under Regulation A of the offerings of 5 Series with aggregate maximum offering amounts of $4,514,621 for Series A, $2,402,400 for Series 2340 Hilgard, $572,680 for Series Buttonwood 19-3, $867,258 for Series 33 Mine Street and $559,091 for Series Buttonwood 21-2 and such Series have raised aggregate offering proceeds of $1,342,951 for Series A, $229,241 for Series 2340 Hilgard, $554,799 for Series Buttonwood 19-3, $136,546 for Series 33 Mine Street and $28,827 for Series Buttonwood 21-2.

Recent Developments

Subsequent to the period end, the company closed on the sale of 4,730 Series A, 4,718 Series 2340 Hilgard, 5,396 Series Buttonwood 21-2, and 20,966 Series 33 Mine Interests under Regulation A, receiving $179,050 of gross proceeds in July 2025, and closed on the sale of 22,896 Series 150 Panoramic Way Interests under Regulation CF, receiving $114,481 of gross proceeds in September 2025.

Trend Information

The company has a limited operating history and has not generated revenue from intended operations. The company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the company’s financial condition and the results of its operations.

5

Impact of the COVID-19 Coronavirus Pandemic

Following the emergence of the COVID-19 pandemic, demand for short-term rentals initially declined significantly, but was followed by a partial recovery in 2020 and a marked shift toward small cities/rural markets and destination/resort locations (mountain/lake and coastal) and away from large city/urban markets.

For more information, please see the section of the Offering Circular entitled “Impact of the COVID-19 Coronavirus Pandemic”, which is incorporated herein by reference.

Going Concern

The company’s financial statements have been prepared assuming the company will continue as a going concern. The company is newly formed and has not generated revenue from its operations. The company will require additional capital until revenue from operations is sufficient to cover its operational costs. These matters raise substantial doubt about the company’s ability to continue as a going concern.

During the next 12 months, the company intends to fund operations through member advances and debt and/or equity financing. There is no assurance that management will be able to raise capital on terms acceptable to the company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results. The company’s accompanying financial statements do not include any adjustments that might result from these uncertainties.

As of June 30, 2025, each property had not yet been acquired by the Company.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our Series Interests.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates on the Company’s financial statements and the reported amounts of revenue and expenses during the reporting periods. We believe that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 5, Related Party Transactions, in our financial statements.

Subsequent Events

None

Item 2. Other Information

None.

6

Item 3. Financial Statements

TABLE OF CONTENTS

Pages
YSMD, LLC UNAUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND DECEMBER 31, 2024 AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024	F2-F18

1742 SPRUCE STREET LLC UNAUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND DECEMBER 31, 2024 AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024	F19-F29

2340 HILGARD AVENUE LLC UNAUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024	F30-F40

33 MINE STREET LLC UNAUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND DECEMBER 31, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024	F41-F51

19-3 BUTTONWOOD (CARVE-OUT OF CERTAIN OPERATIONS OF 19-21 BUTTONWOOD (DE) LLC) AUDITED FINANCIAL STATEMENTS –- AS OF JUNE 30, 2025 AND DECEMBER 31, 2025 AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024	F52-F61

21-2 BUTTONWOOD (CARVE-OUT OF CERTAIN OPERATIONS OF 19-21 BUTTONWOOD (DE) LLC) AUDITED FINANCIAL STATEMENTS –- AS OF JUNE 30, 2025 AND DECEMBER 31, 2025 AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024	F62-F71

YSMD, LLC

(A Delaware Series LLC)

Unaudited Consolidated and Consolidating Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024

INDEX	Page

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS
AS OF JUNE 30, 2025
(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	YSMD Series Buttonwood 21-2 LLC	YSMD Series 33 Mine Street LLC	YSMD Series 150 Panoramic Way LLC	Elimination	Consolidated Total - YSMD, LLC
ASSETS
Current assets:
Cash	$-	$1,103	$441	$418	$661	$1,643	$2,392	$-	$6,658
Subscriptions receivable	-	25,150	29,790	4,075	26,785	104,830	-	-	190,630
Deposit	-	31,000	-	-	-	-	-	-	31,000
Interest receivable, related party	-	26,021	5,205	10,166	-	-	-	-	41,392
Due from related party	-	185,441	8,550	89,821	300	72,845	15,850	(147,214)	225,593
Loans to related party	-	350,000	70,000	190,000	-	-	-	-	610,000
Deferred offering costs	-	77,521	25,000	25,000	2,500	2,500	15,000	-	147,521
Total current assets	-	696,236	138,986	319,480	30,246	181,818	33,242	(147,214)	1,252,794
Investment properties:
Real estate purchase deposit	-	452,609	82,500	210,323	12,000	65,000	100,000	-	922,432
Less: Accumulated depreciation	-	-	-	-	-	-	-	-	-
Total investment properties at cost, net	-	452,609	82,500	210,323	12,000	65,000	100,000	-	922,432
Total Assets	$-	$1,148,845	$221,486	$529,803	$42,246	$246,818	$133,242	$(147,214)	$2,175,226

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$-	$17,929	$1,059	$2,706	$218	$1,590	$557	$-	$24,059
Due to related parties	-	106,563	36,594	50,360	8,360	22,850	11,750	(147,214)	89,263
Total current liabilities	-	124,492	37,653	53,066	8,578	24,440	12,307	(147,214)	113,322
Long-term liabilities:
Mortgage payable	-	-	-	-	-	-	-	-	-
Total long-term liabilities	-	-	-	-	-	-	-	-	-
Total liabilities	-	124,492	37,653	53,066	8,578	24,440	12,307	(147,214)	113,322

Members' equity:
Members' contributions	-	1,438,011	252,651	554,799	43,897	253,481	143,642	-	2,686,481
Accumulated deficit	-	(413,658)	(68,818)	(78,062)	(10,229)	(31,103)	(22,707)	-	(624,577)
Total members' equity	-	1,024,353	183,833	476,737	33,668	222,378	120,935	-	2,061,904
Total Liabilities and Members' Equity	$-	$1,148,845	$221,486	$529,803	$42,246	$246,818	$133,242	$(147,214)	$2,175,226

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS
AS OF DECEMBER 31, 2024
(Audited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	YSMD Series Buttonwood 21-2 LLC	YSMD Series 33 Mine Street LLC	YSMD Series 150 Panoramic Way LLC	Elimination	Consolidated Total - YSMD, LLC
ASSETS
Current assets:
Cash	$-	$21,887	$5,990	$4,565	$5,253	$5,682	$124	$-	$43,501
Subscriptions receivable	-	4,150	6,380	4,075	11,715	65,450	105,080	-	196,850
Deposit	-	31,000	-	-	-	-	-	-	31,000
Interest receivable, related party	-	16,856	3,372	5,287	-	-	-	-	25,515
Due from related party	-	125,412	9,250	92,321	-	-	-	(81,250)	145,733
Loans to related party	-	350,000	70,000	190,000	-	-	-	-	610,000
Deferred offering costs	-	77,521	25,000	25,000	2,500	2,500	15,000	-	147,521
Total current assets	-	626,826	119,992	321,248	19,468	73,632	120,204	(81,250)	1,200,120
Investment properties:
Real estate purchase deposit	-	452,609	82,500	210,323	12,000	65,000	-	-	822,432
Less: Accumulated depreciation	-	-	-	-	-	-	-	-	-
Total investment properties at cost, net	-	452,609	82,500	210,323	12,000	65,000	-	-	822,432
Total Assets	$-	$1,079,435	$202,492	$531,571	$31,468	$138,632	$120,204	$(81,250)	$2,022,552

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$-	$18,540	$1,916	$2,721	$138	$811	$556	$-	$24,682
Due to related parties	-	59,013	28,250	32,000	3,000	17,500	23,750	(81,250)	82,263
Total current liabilities	-	77,553	30,166	34,720	3,138	18,311	24,306	(81,250)	106,944
Long-term liabilities:
Mortgage payable	-	-	-	-	-	-	-	-	-
Total long-term liabilities	-	-	-	-	-	-	-	-	-
Total liabilities	-	77,553	30,166	34,720	3,138	18,311	24,306	(81,250)	106,944

Members' equity:
Members' contributions	-	1,342,951	229,241	554,799	28,827	136,546	105,080	-	2,397,444
Accumulated deficit	-	(341,069)	(56,915)	(57,948)	(497)	(16,225)	(9,182)	-	(481,836)
Total members' equity	-	1,001,882	172,326	496,851	28,330	120,321	95,898	-	1,915,608
Total Liabilities and Members' Equity	$-	$1,079,435	$202,492	$531,571	$31,468	$138,632	$120,204	$(81,250)	$2,022,552

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19 -3 LLC	YSMD Series Buttonwood 21-2 LLC	YSMD Series 33 Mine Street LLC	YSMD 150 Panoramic Way LLC	Consolidated Total - YSMD, LLC
Revenue	$-	$-	$-	$-	$-	$-	$-	$-

Operating expenses:
Advertising and marketing	-	2,250	-	-	-	-	-	2,250
General and administrative	-	42,529	7,683	8,665	8,605	7,730	9,174	84,386
Total expenses	-	44,779	7,683	8,665	8,605	7,730	9,174	86,636
Operating loss	-	44,779	7,683	8,665	8,605	7,730	9,174	86,636
Other income (expenses)
Interest income, related party	-	9,209	1,845	4,890	7	13	6	15,970
Total other income	-	9,209	1,845	4,890	7	13	6	15,970

Net loss	$-	$(35,570)	$(5,838)	$(3,775)	$(8,598)	$(7,717)	$(9,168)	$(70,666)
Weighted average membership interests	N/A	283,670	47,763	111,719	7,460	38,241	26,623	N/A
Loss per membership interest	N/A	$0.13	$0.12	$0.03	$1.15	$0.20	$0.34	N/A

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2024
(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19-3 LLC	Consolidated Total - YSMD, LLC
Revenue	$-	$-	$-	$-	$-

Operating expenses:
General and administrative	-	96,011	16,025	36,699	148,735
Total expenses	-	96,011	16,025	36,699	148,735
Operating loss	-	96,011	16,025	36,699	148,735
Other income (expenses)
Interest income	-	7,783	1,557	1,334	10,674
Total other income	-	7,783	1,557	1,334	10,674

Net loss	$-	$(88,228)	$(14,468)	$(35,365)	$(138,061)
Weighted average membership interests	N/A	233,822	37,400	70,308	N/A
Loss per membership interest	N/A	$0.38	$0.39	$0.50	N/A

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS' EQUITY / (DEFICIT)
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19- 3 LLC	YSMD Series Buttonwood 21- 2 LLC	YSMD Series 33 Mine Street LLC	YSMD Series 150 Panoramic Way LLC	Consolidated Total - YSMD, LLC
Balance as of December 31, 2023	$-	$887,933	$122,823	$159,683	$-	$-	$-	$1,170,439
Members’ contributions from Regulation A	-	235,215	58,580	265,971	-	-	-	559,766
Distributions to members	-	(32,985)	(4,957)	(7,925)	-	-	-	(45,867)
Net loss	-	(88,228)	(14,468)	(35,365)	-	-	-	(138,061)
Balance as of June 30, 2024	$-	$1,001,935	$161,978	$382,364	$-	$-	$-	$1,546,277
Number of membership interests	-	260,402	43,136	88,965	-	-	-	392,503

Balance as of December 31, 2024	$-	$1,001,882	$172,326	$496,851	$28,330	$120,321	$95,898	$1,915,608
Members’ contributions from Regulation A	-	95,060	23,410	-	15,070	117,870	-	251,410
Offering costs for Regulation A	-	-	-	-	-	(935)	(1,653)	(2,587)
Members’ contributions from Regulation Crowdfunding	-	-	-	-	-	-	40,215	40,215
Offering costs for Regulation Crowdfunding	-	-	-	-	-	-	-	-
Distributions to members	-	(37,019)	(6,065)	(16,339)	(1,134)	(7,162)	(4,357)	(72,076)
Net loss	-	(35,570)	(5,838)	(3,775)	(8,598)	(7,717)	(9,168)	(70,666)
Balance as of June 30, 2025	$-	$1,024,353	$183,833	$476,737	$33,668	$222,378	$120,935	$2,061,903
Number of membership interests	-	289,684	51,080	111,719	8,824	51,037	29,059	541,404

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2025
(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19- 3 LLC	YSMD Series Buttonwood 21- 2 LLC	YSMD Series 33 Mine Street LLC	YSMD Series 150 Panoramic Way LLC	Elimination	Consolidated Total - YSMD, LLC
Cash flows from operating activities:
Net loss	$-	$(35,570)	$(5,838)	$(3,775)	$(8,598)	$(7,717)	$(9,168)	$-	$(70,666)
Adjustments to reconcile net loss to net cash provided by (used in) operation:
Accrued interest income	-	(9,165)	(1,833)	(4,879)	-	-	-	-	(15,877)
Expenses incurred with related parties and charged to related party payables		37,281	7,375	8,360	8,360	-	-	(61,376)	-
Changes in operating assets and liabilities:
Accounts payable	-	(1,611)	(857)	(15)	81	780	-	-	(1,622)
Net cash used in operating activities	-	(9,065)	(1,153)	(309)	(157)	(6,937)	(9,168)	(61,376)	(88,165)

Cash flows from investing activities:
Real estate purchase deposit	-	-	-	-	-	-	(100,000)	-	(100,000)
Net cash used in investing activities	-	-	-	-	-	-	(100,000)	-	(100,000)

Cash flows from financing activities:
Proceeds from Regulation A subscriptions	-	-	-	-	-	78,490	145,295	-	223,785
Distributions to members	-	(37,019)	(6,065)	(16,338)	(1,135)	(7,162)	(4,356)	-	(72,075)
Offering costs for Regulation A	-	-	-	-	-	(935)	(1,653)	-	(2,588)
Cash received from advances from related parties	-	29,300	1,669	12,500	-	8,850		(42,119)	10,200
Cash repaid on advances from related parties	-	(4,000)	-	-	(3,300)	(76,345)	(27,850)	103,495	(8,000)
Net cash provided by (used in) financing activities	-	(11,719)	(4,396)	(3,838)	(4,435)	2,898	111,436	61,376	151,322

Net change in cash	-	(20,784)	(5,549)	(4,147)	(4,592)	(4,039)	2,268	-	(36,843)
Cash and cash equivalents at beginning of period	-	21,887	5,990	4,565	5,253	5,682	124	-	43,501
Cash and cash equivalents at end of period	$-	$1,103	$441	$418	$661	$1,643	$2,392	$-	$6,658

Supplemental Disclosure of Non-Cash Financing Activities
Subscriptions due from Manager paid by due from related party under bonus share program	$-	$75,060	$-	$-	$-	$-	$-	$-	$75,060

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD, LLC
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2024
(Unaudited)

	YSMD, LLC	YSMD Series A, LLC	YSMD Series 2340 Hilgard LLC	YSMD Series Buttonwood 19- 3 LLC	Elimination	Consolidated Total - YSMD, LLC
Cash flows from operating activities:
Net loss	$-	$(88,228)	$(14,468)	$(35,365)	$-	$(138,061)
Adjustments to reconcile net loss to net cash provided by (used in) operation:
Accrued interest income	-	(7,768)	(1,554)	(1,332)	-	(10,654)
Net cash used in operating activities	-	(95,996)	(16,022)	(36,697)	-	(148,715)

Cash flows from investing activities:
Real estate purchase deposit	-	(300,000)	(40,000)	(30,000)	-	(370,000)
Advances to related parties	-	(3,000)	-	-	3,000	-
Net cash used in investing activities	-	(303,000)	(40,000)	(30,000)	3,000	(370,000)

Cash flows from financing activities:
Proceeds from subscriptions	-	749,827	172,064	136,770	-	1,058,661
Distributions	-	(30,599)	(4,773)	(6,476)	-	(41,848)
Loans to related party	-	(350,000)	(70,000)	(60,000)	-	(480,000)
Net advances from related parties	-	(20,094)	(31,245)	(1,246)	(3,000)	(55,585)
Deferred offering cost charge	-	(10,783)	-	(1,521)	-	(12,304)
Net cash provided by financing activities	-	338,351	66,046	67,527	(3,000)	468,924

Net change in cash	-	(60,645)	10,024	830	-	(49,791)
Cash and cash equivalents at beginning of period	-	84,341	1,686	1,562	-	87,589
Cash and cash equivalents at end of period	$-	$23,696	$11,710	$2,392	$-	$37,798

Supplemental Disclosure of Non-Cash Financing Activities
Subscriptions due from Manager paid by due from related party under bonus share program	$-	$13,075	$-	$157,741	$-	$170,816

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

YSMD LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024, AND FOR THE SIX MONTHS ENDED

JUNE 30, 2025 AND 2024

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

YSMD LLC (the “Company”) is a Delaware series limited liability company formed on February 2nd, 2022 under the laws of Delaware. The Company is managed by its managing member, Collab (USA) Capital LLC (“the Manager”). The Company was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

YSMD Series A, LLC (“Series A”) is Delaware limited liability company formed on December 12, 2022 under the laws of Delaware. YSMD Series 2340 Hilgard LLC (“Series Hilgard”) is Delaware limited liability company formed on May 4, 2023 under the laws of Delaware. YSMD Series Buttonwood 19-3 LLC (“Series Buttonwood 19-3”) is Delaware limited liability company formed on May 4, 2023 under the laws of Delaware. YSMD Series Buttonwood 21-2 LLC (“Series Buttonwood 21-2”) is Delaware limited liability company formed on August 26, 2024 under the laws of Delaware. YSMD Series 33 Mine Street LLC (“Series 33 Mine”) is Delaware limited liability company formed on August 26, 2024 under the laws of Delaware. YSMD Series 150 Panoramic LLC (“Series 150 Panoramic”) is Delaware limited liability company formed on October 3, 2024 under the laws of Delaware.

As of June 30, 2025 and December 31, 2024, the Company and each Series have not yet commenced operations. Once the Company and each Series commence their planned principal operations, they will incur significant additional expenses. The Company and each Series are dependent upon additional capital resources for the commencement of their planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s and each Series' planned operations or failing to profitably operate the business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated and consolidating financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The Company and each Series adopted the calendar year as its basis of reporting.

The accompanying consolidated and consolidating financial statements include the accounts of YSMD, LLC and its Series. All significant intercompany transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying consolidated and consolidating balance sheets as of June 30, 2025 and the consolidated and consolidating statements of operations, consolidated and consolidating statements of changes in member's equity and consolidated and consolidating cash flows for the six-month periods ended June 30, 2025 and 2024 are unaudited. The unaudited interim consolidated and consolidating financial statements have been prepared on the same basis as the audited annual consolidated and consolidating financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2025 and the results of its operations and its cash flows for the six-month periods ended June 30, 2025 and 2024. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2025 and 2024 are also unaudited. The results for the six-month periods ended June 30, 2025 are not necessarily indicative of results to be expected for the year ending December 31, 2025, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated and consolidating financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company and each Series have a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's and each Series’ control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's and each Series’ financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Subscriptions Receivable

The Company records membership interest issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to members’ equity/(deficit) on the balance sheet.

For the six months ended June 30, 2025 and 2024, the Company has received $20,000 and $235,215 of fully subscribed equity subscriptions from Series A offerings, respectively. As of June 30, 2025 and December 31, 2024, the Company had $25,150 and $4,150 in subscriptions receivable for Series A, respectively.

For the six months ended June 30, 2025 and 2024, the Company has received $23,410 and $58,580 of fully subscribed equity subscriptions from Series Hilgard offerings, respectively. As of June 30, 2025 and December 31, 2024, the Company had $29,790 and $6,380 in subscriptions receivable for Series Hilgard, respectively.

For the six months ended June 30, 2025 and 2024, the Company has received $0 and $265,971 of fully subscribed equity subscriptions from Series Buttonwood offerings, respectively. As of June 30, 2025 and December 31, 2024, the Company had $4,075 and $4,075 in subscriptions receivable for Series Buttonwood, respectively.

For the six months ended June 30, 2025 and 2024, the Company has received $0 and $15,070 of fully subscribed equity subscriptions from Series 21-2 Buttonwood offerings, respectively. As of June 30, 2025 and December 31, 2024, the Company had $26,785 and $11,715 in subscriptions receivable for Series Buttonwood 21-2, respectively.

For the six months ended June 30, 2025 and 2024, the Company has received $117,870 and $0 of fully subscribed equity subscriptions from Series 33 Mine offerings, respectively. As of June 30, 2025 and December 31, 2024, the Company had $104,830 and $65,450 in subscriptions receivable for Series 33 Mine, respectively.

For the six months ended June 30, 2025 and 2024, the Company has received $40,215 and $0 of fully subscribed equity subscriptions from Series 150 Panoramic offerings, respectively. As of June 30, 2025 and December 31, 2024, the Company had $0 and $105,080 in subscriptions receivable for Series 150 Panoramic, respectively.

Investment Properties

Investment properties are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to thirty years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property.

Real Estate Impairment

The Company and each Series review the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of demand, competition, and other economic factors. The Company and each Series had no impairment of real estate assets as of June 30, 2025 and December 31, 2024.

Deferred Offering Costs

The Company and each Series comply with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member’s equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.  Offering costs include offering expense reimbursements and sourcing fees as noted below. The Company and each Series will reimburse the Manager for series offering expenses actually incurred in an amount up to 3% of gross offering proceeds, which the Company and each Series expect to allocate among all Series, including those created in the future, with commissions allocated directly to the Series Interests being sold in the offering.  As of June 30, 2025 and December 31, 2024, the Manager has deferred $147,521 and $147,521 in offering expenses, respectively. As each offering is ongoing as of June 30, 2025 and December 31, 2024, the deferred offering costs have not yet been charged to members’ equity/(deficit).

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of June 30, 2025 and December 31, 2024.

Revenue Recognition

Revenues are generated at the series level. Rental revenue, net of concessions, will be recognized on a straight-line basis over the term of the lease.

The Company and each Series adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company and each Series determine revenue recognition through the following steps:

•	Identification of a contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company and each Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company and each Series do not adjust the transaction price for the effects of a significant financing component if, at contract inception.

Expense Allocations

The Company and each Series are responsible for the costs and expenses attributable to the activities of the Series. Expenses will be allocated to the Series following an expense allocation policy determined and directed by the managing member.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company and each Series are limited liability companies, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated and consolidating financial statements.

The Company and each Series use the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated and consolidating financial statements and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated and consolidating financial statements.

Earnings/(Loss) per Membership Interest

Upon completion of an offering, each Series complies with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings (loss) per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated and consolidating financial statements.

NOTE 3 – MEMBERS’ EQUITY / (DEFICIT)

The Company is managed by Collab (USA) Capital LLC, a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company’s series and subsidiaries, if any.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series in which they are invested.

The Manager shall, as of the completion of the initial offering of a Series' interests, hold at least 5% of the Series' interests.

Pursuant to the operating agreement, the Manager will receive fees and expense reimbursements for services relating to the Company’s offering, investment management, and management of properties.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion. Amounts available for distribution following liquidation of a series will be distributed first ratably to such Series' interest holders until 100% of the capital contributions are returned, and then 20% to the managing member and 80% to the Series' interest holders. Distributions are recorded as they are declared and recorded to distributions payable until payment is made, which the Company and each Series includes in accounts payable on the consolidated and consolidating balance sheets.

During the six months ended June 30, 2025, members’ contributions amounted to $20,000 to the Company from Series A’s offerings by issuing 4,000 units at $5 per unit. The Company also issued 15,012 reward shares with a value of $75,060, which are purchased by the Manager for investors meeting criteria of the Company’s bonus share program on this offering. During the six months ended June 30, 2025, members’ contributions amounted to $23,410 to the Company from Series Hilgard’s offerings by issuing 4,682 units at $5 per unit. During the six months ended June 30, 2025, members’ contributions totaled $0 to the Company from Series Buttonwood’s offerings by issuing 0 units at $5 per unit. During the six months ended June 30, 2025, members’ contributions from Regulation A amounted to $15,070 to the Company from Series Buttonwood 21-2’s offerings by issuing 3,014 units at $5 per unit. During the six months ended June 30, 2025, members’ contributions from Regulation A amounted to $117,870 to the Company from Series 33 Mine’s offerings by issuing 23,574 units at $5 per unit.

During the six months ended June 30, 2025, members’ contributions from Regulation Crowdfunding amounted to $40,215 to the Company from Series 150 Panoramic offerings by issuing 21,016 units at $5 per unit.

During the six months ended June 30, 2025, the Company incurred Regulation A offering costs of $935 for Series 33 Mine offerings. The offering costs are net against members’ contributions. During the six months ended June 30, 2025, the Company incurred Regulation Crowdfunding offering costs of $1,653 for 150 Panoramic offerings. The offering costs are net against members’ contributions.

During the six months ended June 30, 2024, members’ contributions amounted to $222,140 to the Company from Series A’s offerings by issuing 44,428 units at $5 per unit. The Company also issued 2,615 reward shares with a value of $13,075, which are purchased by the Manager for investors meeting criteria of the Company’s bonus share program on this offering. During the six months ended June 30, 2024, members’ contributions amounted to $58,580 to the Company from Series Hilgard’s offerings by issuing 11,716 units at $5 per unit. During the six months ended June 30, 2024, members’ contributions totaled $108,230 to the Company from Series Buttonwood’s offerings by issuing 21,646 units at $5 per unit. The Company also issued 31,548 reward shares with a value of $157,741, which are purchased by the Manager for investors meeting criteria of the Company’s bonus share program on this offering.

As of June 30, 2025, the Company had $1,438,011 of members’ contributions from Series A’s offerings and total 289,684 units issued, the Company had $252,651 of members’ contributions from Series Hilgard’s offerings and total 51,080 units issued, the Company had $554,799 of members’ contributions from Series Buttonwood 19-3’s offerings and total 111,719 units issued, the Company had $43,897 of members’ contributions from Series Buttonwood 21-2’s offerings and total 8,824 units issued, the Company had $253,481 of members’ contributions from Series 33 Mine’s offerings and total 51,037 units issued, and the Company had $143,642 of members’ contributions from Series 150 Panoramic offerings and total 29,059 units issued.

As of December 31, 2024, the Company had $1,342,951 of members’ contributions from Series A’s offerings and total 270,672 units issued, the Company had $229,241 of members’ contributions from Series Hilgard’s offerings and total 46,398 units issued, the Company had $554,799 of members’ contributions from Series Buttonwood 19-3’s offerings and total 111,719 units issued, the Company had $28,827 of members’ contributions from Series Buttonwood 21-2’s offerings and total 5,810 units issued, the Company had $136,546 of members’ contributions from Series 33 Mine’s offerings and total 27,463 units issued, and the Company had $105,080 of members’ contributions from Series 150 Panoramic offerings and total 21,016 units issued.

The debts, obligations, and liabilities of the Company and each Series, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company and each Series, and no member of the Company or a Series is obligated personally for any such debt, obligation, or liability.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Manager will receive from each Series an asset management fee, payable quarterly in arrears, equal to 0.5% of asset value as of the last day of the immediately preceding quarter.

The Company entered into an agreement with its Manager where as compensation for the services provided by the property manager, each Series will be charged a property management fee equal to eight percent (8%) of gross receipts on a Series property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the Manager will receive the difference as income.

The Company entered into an agreement with its Manager where upon the disposition and sale of a Series property, each Series will pay to the Manager a property disposition fee equal to 2% of the disposition price that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that this disposition fee charged to a Series will range from 6-7% of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference as income.

If a Series raises the maximum offering amount, each Series will pay to the Manager a sourcing fee up to 5% of the contractual purchase price of the relevant property acquired by the Series.

Each Series will pay a renovation and management fee, as applicable, to the Manager equal to 5.5% of the total capital improvements costs for renovation management.

Each Series is to reimburse the Manager for offering costs incurred on its behalf of up to 3% of the offering proceeds.

Due from (to) Related Parties

Related party receivable including receivables from Collab USA totaled $174,675 as of June 30, 2025 and $161,998 as of December 31, 2024, respectively. The receivable was $133,283 as of June 30, 2025 and $136,483 as of December 31, 2024, respectively, from the bonus shares purchased by the Manager for investors meeting criteria of the Company’s bonus share program on this offering and $41,392 as of June 30, 2025 and $25,515 as of December 31, 2024, respectively, from accrued interest on loans.

Related party receivable from 2340 Hilgard Avenue LLC (“2340 Hilgard”) totaled $9,250 as of June 30, 2025 and $9,250 as of December 31, 2024, respectively, and from 150 Panoramic Way LLC totaled $108,000 as of June 30, 2025 and $0 as of December 31, 2024.

As of June 30, 2025, Series A had advanced $24,969 to Series Hilgard, $29,500 to Series Buttonwood 19-3, $11,750 to Series 150 Panoramic, and which were eliminated in consolidation. Series 33 Mine had advanced $41,250 to Series A, $7,375 to Series Hilgard, $15,860 to Series Buttonwood 19-3, $8,360 to Series Buttonwood 21-2, and which were eliminated in consolidation. Series Buttonwood 21-2 had advanced $300 to Series A and Series 150 Panoramic had advanced $7,850 to Series 33Mine, which were eliminated in consolidation.

Related party payable totaled $89,262 as of June 30, 2025, of which $47,068 was due to Collab CA LLC (“Collab CA”), $22,194 due to 1742 Spruce Street LLC (“1742 Spruce”), $5,000 due to 19-21 Buttonwood (DE) LLC (“19-21 Buttonwood”) and $15,000 due to 33 Mine Street LLC, respectively.

Related party payable totaled $82,262 as of December 31, 2024, of which $46,068 was due to Collab CA LLC (“Collab CA”), $17,194 due to 1742 Spruce Street LLC (“1742 Spruce”), $5,000 due to 19-21 Buttonwood (DE) LLC (“19-21 Buttonwood”) and $14,000 due to 33 Mine Street LLC, respectively. As of December 31, 2024, Series A had advanced $24,000 to Series Hilgard, $27,000 to Series Buttonwood 19-3, $3,500 to Series 33 Mine, $3,000 to Series Buttonwood 21-2, $23,750 to Series 150 Panoramic, and which were eliminated in consolidation.

The reimbursement to the Manager for offering costs will be up to 3% of the asset value. Each of Collab USA, SEZ-US-1-2020 Irrevocable Trust, Collab CA, 1742 Spruce, 2340 Hilgard and 19-21 Buttonwood (DE) LLC is a related party of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

Loan to Related Parties

On January 22, 2024, Series A loaned $350,000 to Collab (USA) Capital LLC (the “Manager” or “Collab USA”), the Company’s managing member; Series Hilgard loaned $70,000 to Collab USA and Series Buttonwood 19-3 loaned $60,000 to Collab USA. On August 20, 2024, Series Buttonwood 19-3 loaned additional $130,000 to Collab USA. These loans bear interest of 5% per annum and are due by demand. For the six months ended June 30, 2025, the Company accrued a total of $15,877 of interest income due from Collab USA, of which $9,165 was due to Series A, $1,833 due to Series Hilgard and $4,879 due to Series Buttonwood 19-3, all of which was outstanding and included in interest receivable as of June 30, 2025. For the six months ended June 30, 2024, the Company accrued a total of $10,654 interest due from Collab USA, of which $7,768 was due to Series A, $1,554 due to Series Hilgard and $1,332 due to Series Buttonwood, respectively.

As of June 30, 2025, the accrued interest receivables on loan totaled $41,392 due from Collab USA, of which $26,021 was due to Series A, $5,205 due to Series Hilgard and $10,166 due to Series Buttonwood 19-3, respectively.

Real Estate Purchase Deposit

As of June 30, 2025, the Company made a total of $922,432 deposits to SEZ-US-1-2020 Irrevocable Trust as advance payment for the purchase of real estate assets, of which $452,609 was advanced from Series A, $82,500 advanced from Series Hilgard, $210,323 advanced from Series Buttonwood 19-3, $12,000 advanced from Series Buttonwood 21-2, $65,000 advanced from Series 33 Mine, and $100,000 advanced from Series 150 Panoramic Way, respectively.

NOTE 5 – GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each Series have a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and operations, and has not generated any revenues or profits as of June 30, 2025 and December 31, 2024. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s and each Series’ ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company and each Series will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each Series be unable to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 22, 2025 the date the consolidated and consolidating financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated and consolidating financial statements.

Closing of Funds

Subsequent to the period end, the Company closed on the sale of 4,730 Series A, 4,718 Series Hilgard, 5,396 Series Buttonwood 21-2, and 20,966 Series 33 Mine Interests under Regulation A, receiving $179,050 of gross proceeds in July 2025, and closed on the sale of 22,896 Series 150 Panoramic Interests under Regulation CF, receiving $114,481 of gross proceeds in September 2025.

1742 SPRUCE STREET LLC

Unaudited Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024

1742 Spruce Street LLC

BALANCE SHEETS

AS OF JUNE 30, 2025 (Unaudited) AND DECEMBER 31, 2024

(Audited)

	June 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$23,591	$62,504
Prepaid expenses	12,527	7,091
Due from related parties	164,805	91,226
Total current assets	200,923	160,821
Real estate assets:
Appliance and equipment	11,250	11,250
Building and building improvement	4,381,300	4,381,300
Land	1,430,000	1,430,000
Accumulated depreciation	(1,175,696)	(1,094,137)
Total real estate assets	4,646,854	4,728,413
Total assets	$4,847,777	$4,889,234

LIABILITIES AND MEMBER'S EQUITY
Current liabilities:
Accounts payable	$390	$1,047
Due to related parties	5,903	5,952
Interest payable	10,121	10,243
Unearned revenue	19,956	24,913
Other accrued expense	1,560	1,705
Security deposit	39,519	39,914
Mortgage payable, current portion	82,700	81,410
Total current liabilities	160,149	165,184
Long-term liabilities:
Mortgage payable, net of current portion	3,841,806	3,883,590
Total long-term liabilities	3,841,806	3,883,590
Total liabilities	4,001,955	4,048,774

Member's equity:
Member's capital	2,633,583	2,617,583
Accumulated deficit	(1,787,761)	(1,777,123)
Total member's equity	845,822	840,460
Total liabilities and member's equity	$4,847,777	$4,889,234

See accompanying notes to the financial statements, which are an integral part of these financial statements.

1742 Spruce Street LLC

STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

	Six Months Ended
	June 30,
	2025	2024
Rental income	$245,855	$250,007

Operating expenses:
Property taxes	48,243	47,267
Utilities	13,652	13,247
General and administrative	14,673	11,437
Advertising and marketing	672	1,900
Repair and maintenance	10,604	8,304
Property management fees	21,977	21,933
Depreciation	81,558	81,281
Total operating expenses	191,379	185,369

Income from Operations	54,476	64,638

Other income (expense), net
Other income	3,357	3,041
Interest expense	(60,971)	(61,458)
Total other expense, net	(57,614)	(58,417)
Net income (loss)	$(3,138)	$6,221

See accompanying notes to the financial statements, which are an integral part of these financial statements.

1742 Spruce Street LLC

STATEMENTS OF CHANGES IN MEMBER’S EQUITY

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of December 31, 2023	$2,617,583	$(1,663,185)	$954,398
Distributions	-	(105,000)	(105,000)
Net income	-	6,221	6,221
Balance as of June 30, 2024	$2,617,583	$(1,761,964)	$855,619

Balance as of December 31, 2024	$2,617,583	$(1,777,123)	$840,460
Contribution	16,000	-	16,000
Distributions	-	(7,500)	(7,500)
Net loss	-	(3,138)	(3,138)
Balance as of June 30, 2025	$2,633,583	$(1,787,761)	$845,822

See notes to the financial statements, which are an integral part of these financial statements.

1742 Spruce Street LLC

STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

	Six Months Ended
	June 30,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$(3,138)	$6,221
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation	81,558	81,281
Expenses incurred with related parties and charged to related party payables	(38,628)	-
Changes in operating assets and liabilities:
Prepaid expenses	(5,436)	(7,498)
Accounts payable	(778)	(400)
Other accrued expense	(145)	458
Unearned revenue	(4,957)	(5,502)
Net cash provided by operating activities	28,476	74,560

Cash flows from investing activities:
Cash paid for advances to related parties	(35,000)	-
Purchase of appliance and equipment	-	(2,055)
Security deposit	(395)	3,196
Net cash provided by (used in) investing activities	(35,395)	1,141

Cash flows from financing activities:
Cash received from advances from related parties	-	9,898
Contribution	16,000	-
Distributions	(7,500)	(105,000)
Repayment of mortgage payable	(40,494)	-

Net cash used in financing activities	(31,994)	(95,102)

Net change in cash and cash equivalents	(38,913)	(19,401)

Cash and cash equivalents at beginning of period	62,504	55,691

Cash and cash equivalents at end of period	$23,591	$36,290

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$60,971	$61,458
Cash paid for income taxes	$-	$-

See accompanying notes to the financial statements, which are an integral part of these financial statements.

1742 Spruce Street LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

1742 Spruce Street LLC (which may be referred to as the “Company”, “we,” “us,” or “our”) was registered in California on February 6, 2018. The Company was formed to own 1742 Spruce Street, a 23-bedroom student housing property located in Berkeley, CA. The Company is managed by its sole and managing member, YSMC, LLC.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. YSMD LLC formed YSMD – Series A, a series of YSMD, LLC, for the purpose of owning the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Fiscal Year

The Company has adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2025 and the statements of operations, statements of changes in member's equity and cash flows for the six-month periods ended June 30, 2025 and 2024 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2025 and the results of its operations and its cash flows for the six-month periods ended June 30, 2025 and 2024. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2025 and 2024 are also unaudited. The results for the six-month periods ended June 30, 2025 are not necessarily indicative of results to be expected for the year ending December 31, 2025, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2025 and December 31, 2024, the Company had $23,591 and $62,504 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

As of June 30, 2025 and December 31, 2024, the Company had $0 and $0 in accounts receivable, respectively.

Real Estate Assets

Real estate assets exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for appliances, fifteen years for building improvements, and 27.5 years for the building.

The Company reviews the carrying value of real estate assets for impairment annually and whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the six months ended June 30, 2025 and 2024.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.  The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Company level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses and advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at June 30, 2025 and December 31, 2024 consist of the following:

	June 30, 2025	December 31, 2024
Appliance and equipment	$11,250	$11,250
Building	4,290,000	4,290,000
Building improvement	91,300	91,300
Land	1,430,000	1,430,000
	5,822,550	5,822,550
Accumulated depreciation	(1,175,696)	(1,094,137)
Total real estate assets	$4,646,854	$4,728,413

Depreciation expenses totaled $81,558 and $81,281 for the six months ended June 30, 2025 and 2024, respectively (see Note 2 – Real Estate Assets).

NOTE 4 – LOANS

In 2018, the Company entered into a loan agreement with First Foundation Bank for $3,399,000. The debt proceeds were used solely to finance the acquisition and development of the 1742 Spruce real estate project. The term loan was collateralized by the 1742 Spruce real estate project, carried an adjustable interest rate of 4.28% per annum, and was to mature in April 2048.

On November 2, 2021, the Company refinanced the 2018 mortgage with First Foundation Bank for a new mortgage with First Foundation Bank for the principal sum of $3,965,000. The loan bears interest at a rate of 3.1% for the first five years and then adjusts every six months thereafter to an index rate plus 2.35%. The loan requires interest-only payments for the first 36 months. The loan matures after a 30-year term in 2051. The loan is collateralized by the 1742 Spruce real estate project. As of June 30, 2025 and December 31, 2024, accrued interest payable on this loan was $10,121 and $10,243, respectively.

For the six months ended June 30, 2025 and 2024, interest expense on the loans totaled $60,971 and $61,458, respectively.

Period Ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2025	$3,924,506	$40,916	$3,883,590
2026	3,883,590	83,969	3,799,621
2027	3,799,621	86,610	3,713,011
2028	3,713,011	89,333	3,623,678
2029	3,623,678	92,142	3,531,536
Thereafter	$3,531,536	$3,531,536	$-

NOTE 5 – RELATED PARTY TRANSACTIONS

In December 2020, the Company entered into an agreement with Collab CA, LLC (“Agent”), whereas consideration the Company pays a management fee for the greater of (i) $0 per month or (ii) 5.5 % of the total monthly gross receipts payable by the last day of the then-current month and a leasing commission of 75% of one month’s rent is compensated to the Agent when a tenant successfully completes a lease with the Company.

Effective January 1, 2024, the Company entered into an amendment to its agreement dated December 2020, with Collab CA, LLC (“Agent”), whereas consideration the Company pays property management fees of 8% of gross revenue paid monthly in arrears for property management and 20% markup on the cost of repair and maintenance work; 5.5% of total capital improvements cost for renovation management paid in arrears in the month that capital improvements are incurred; 2% of the contractual purchase price of the relevant property acquired, paid within five (5) days after the purchase is completed; and 2% of total sales price when the asset is sold, paid within five (5) days after the sale is closed.

Management fees for the six months ended June 30, 2025 and 2024 amounted to $21,977 and $21,933, respectively. Leasing fees for the six months ended June 30, 2025 and 2024 amounted to $0 and $0, respectively.

As of June 30, 2025, related party receivables totaled from YSMD, LLC of $29,569, YSMD Series 2340 Hilgard Avenue LLC of $7,375, 2340 Hilgard Avenue LLC of $7,673, 2712 Derby Street LLC of $8,178, 3110 College Street LLC of $10,327, 1773 Oxford Street LLC of $6,020, and Collab CA LLC of $95,662, respectively and related party payables totaled to Collab Living LLC of $4,900 and to others of $1,003, respectively.

As of December 31, 2024, related party receivables totaled from YSMD, LLC of $17,194 and Collab CA LLC of $74,032, respectively and related party payables totaled to Collab Living LLC of $4,900 and to others of $1,052, respectively.

Each of the above entities is a related party of the Company. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 6 – MEMBER’S EQUITY

The Company distributed $7,500 during the six months ended June 30, 2025 and $105,000 during the six months ended June 30, 2024 to its member. During the six months ended June 30, 2025, member contributions totaled $16,000 and $0 during the six months ended June 30, 2024. As of June 30, 2025, the Company had $2,633,583 of contributed investment and as of December 31, 2024, the Company had $2,617,583 of contributed investment.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2025.

NOTE 8 – GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $1,787,761, has generated a loss of $3,138 for the six months ended June 30, 2025, and has limited liquid assets to satisfy its obligations as they come due with cash of $23,591 against current liabilities of $160,149 as of June 30, 2025. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of membership interests and loans. No assurance can be given that the Company will be successful in these efforts. Management plans to advance additional funds from related parties. as needed, to fund any cash flow needs.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Securities Being Offered

The Company is intended to be acquired by YSMD - Series A, a series of YSMD, LLC, which is already qualified for an offering under Regulation A.

Management’s Evaluation

Management has evaluated subsequent events through September 18, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

2340 HILGARD AVENUE LLC

Unaudited Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024

2340 Hilgard Avenue LLC

BALANCE SHEETS

AS OF JUNE 30, 2025 (Unaudited) AND DECEMBER 31, 2024

(Audited)

	June 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$10,883	$3,077
Prepaid expenses	6,437	1,376
Due from related parties	67,545	67,096
Total current assets	84,865	71,549
Real estate assets:
Appliance and equipment	4,008	4,008
Building and building improvement	2,004,495	2,004,495
Land	800,000	800,000
Accumulated depreciation	(357,855)	(320,941)
Total real estate assets	2,450,648	2,487,562
Total assets	$2,535,513	$2,559,111

LIABILITIES AND MEMBER'S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$4,330	$4,529
Due to related parties	20,598	12,150
Interest payable	4,609	4,815
Unearned revenue	11,938	15,481
Security deposit	21,656	19,960
Current portion of mortgage payable	38,926	38,306
Total current liabilities	102,057	95,241
Long-term liabilities:
Mortgage payable, net of current portion	1,715,749	1,735,628
Total long-term liabilities	1,715,749	1,735,628
Total liabilities	1,817,806	1,830,869

Member's equity:
Member's capital	991,316	987,316
Accumulated deficit	(273,609)	(259,074)
Total member's equity	717,707	728,242
Total liabilities and member's equity	$2,535,513	$2,559,111

See accompanying notes to the financial statements, which are an integral part of these financial statements.

2340 Hilgard Avenue LLC

STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

	Six Months Ended
	June 30,
	2025	2024
Rental income	$122,414	$126,920

Operating expenses:
Property taxes	23,386	22,901
Utilities	15,039	12,623
General and administrative	7,766	7,801
Advertising and marketing	400	1,100
Repair and maintenance	5,462	6,653
Property management fees	11,054	11,856
Depreciation	36,914	36,914
Total operating expenses	100,021	99,848

Income from operations	22,393	27,072

Other income (expense), net
Other income	807	4,643
Interest expense	(27,735)	(28,537)
Total other expense, net	(26,928)	(23,894)

Net income (loss)	$(4,535)	$3,178

See accompanying notes to the financial statements, which are an integral part of these financial statements.

2340 Hilgard Avenue LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of December 31, 2023	$987,316	$(142,706)	$844,610
Distributions	-	(54,000)	(54,000)
Net income	-	3,178	3,178
Balance as of June 30, 2024	$987,316	$(193,528)	$793,788

Balance as of December 31, 2024	$987,316	$(259,074)	$728,242
Contributions	4,000	-	4,000
Distributions	-	(10,000)	(10,000)
Net loss	-	(4,535)	(4,535)
Balance as of June 30, 2025	$991,316	$(273,609)	$717,707

See accompanying notes to the financial statements, which are an integral part of these financial statements.

2340 Hilgard Avenue LLC

STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

	Six Months Ended
	June 30,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$(4,535)	$3,178
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation	36,914	36,914
Expenses incurred with related parties and charged to related party payables	28,761	-
Rent income received by related parties on behalf of the Company	(29,210)	-
Changes in operating assets and liabilities:
Prepaid expenses	(5,061)	(5,157)
Accounts payable and accrued liabilities	(199)	(417)
Interest payable	(206)	(190)
Unearned revenue	(3,543)	(1,450)
Net cash provided by operating activities	22,921	32,878

Cash flows from investing activities:
Cash paid for advances to related parties	8,448	-
Cash received in repayment of advances to related parties	-	-
Security deposit	1,696	1,728
Net cash provided by (used in) investing activities	10,144	1,728

Cash flows from financing activities:
Cash received from advances from related parties	-	27,726
Cash repaid on advances from related parties	-	-
Contribution	4,000	-
Distribution	(10,000)	(54,000)
Repayment of mortgage loan	(19,259)	(18,475)
Net cash used in financing activities	(25,259)	(44,749)

Net change in cash and cash equivalents	7,806	(10,143)
Cash and cash equivalents at beginning of period	3,077	20,940
Cash and cash equivalents at end of period	$10,883	$10,797

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$-	$28,537
Cash paid for income taxes	$-	$-

See accompanying notes to the financial statements, which are an integral part of these financial statements.

2340 HILGARD AVENUE LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

2340 Hilgard Avenue LLC (which may be referred to as the “Company”, “we,” “us,” or “our”) was registered in California on June 5, 2020. The Company was formed to own 2340 Hilgard Avenue, a 12-bedroom student housing property located in Berkeley, CA. The Company is managed by its sole and managing member, YSMC, LLC.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. YSMD LLC intends to form YSMD – Series Hilgard, a series of YSMD, LLC, for the purpose of owning the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Fiscal Year

The Company has adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2025 and the statements of operations, statements of changes in member's equity and cash flows for the six-month periods ended June 30, 2025 and 2024 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2025 and the results of its operations and its cash flows for the six-month periods ended June 30, 2025 and 2024. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2025 and 2024 are also unaudited. The results for the six-month periods ended June 30, 2025 are not necessarily indicative of results to be expected for the year ending December 31, 2025, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2025 and December 31, 2024, the Company had $10,883 and $3,077 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

As of June 30, 2025 and December 31, 2024, the Company had $0 and $0 in accounts receivable, respectively.

Real Estate Assets

Real estate assets exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for appliances, fifteen years for building improvements, and 27.5 years for the building.

The Company reviews the carrying value of real estate assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the six months ended June 30, 2025 and 2024.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.  The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Company level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. The Company has adopted the updated standard since 2022, which did not have an effect on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at June 30, 2025 and December 31, 2024 consists of the following:

	June 30,	December 31,
	2025	2024
Appliance and equipment	$4,008	$4,008
Building	2,000,000	2,000,000
Building improvement	4,495	4,495
Land	800,000	800,000
	2,808,503	2,808,503
Accumulated depreciation	(357,855)	(320,941)
Total real estate assets	$2,450,648	$2,487,562

Depreciation expenses totaled $36,914 and $36,914 for the six months ended June 30, 2025 and 2024, respectively (see Note 2 – Real Estate Assets).

NOTE 4 – LOANS

In 2020, the Company entered into a loan agreement for $1,820,000. The debt proceeds were used solely to finance the acquisition and development of the 2340 Hilgard real estate project. The term loan was collateralized by the 2340 Hilgard real estate project, guaranteed by a related party of the Company, carried an adjustable interest rate of 3.15% per annum, and is to mature in October 2030. The adjustable interest rate was the sum of the current index and the margin which sum is then rounded to the nearest 0.125%. Monthly installments of principal and interest are due until the maturity date. As of June 30, 2025 and December 31, 2024, the outstanding loan balance was $1,754,675 and $1,773,935, respectively. As of June 30, 2025 and December 31, 2024, accrued interest payable on this loan was $4,609 and $4,815, respectively.

For the six months ended June 30, 2025 and 2024, interest expense on the loans totaled $27,735 and $28,537, respectively.

Period Ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2025	$1,754,675	$19,046	$1,735,629
2026	1,735,629	39,547	1,696,081
2027	1,696,081	50,079	1,646,002
2028	1,646,002	79,753	1,566,249
2029	1,566,249	82,484	1,483,766
Thereafter	$1,483,766	$1,483,766	$-

NOTE 5 – RELATED PARTY TRANSACTIONS

In January 2021, the Company entered into an agreement with Collab CA, LLC (“Agent”), whereas consideration the Company pays a management fee for the greater of (i) $0 per month or (ii) 5.5 % of the total monthly gross receipts payable by the last day of the then-current month and a leasing commission of 75% of one month’s rent is compensated to the Agent when a tenant successfully completes a lease with the Company. On January 1, 2022, the Company entered into a new agreement with Collab CA, LLC to increase property management fee to 8% of the total monthly gross receipts from 5.5%, payable by the last day of the then-current month.

Effective January 1, 2024, the Company entered into an amendment to its agreement dated January 2021, with the Agent, where as consideration the Company pays property management fees of 8% of gross revenue paid monthly in arrears for property management and 20% markup on the cost of repair and maintenance work; 5.5% of total capital improvements cost for renovation management paid in arrears in the month that capital improvements are incurred; 2% of the contractual purchase price of the relevant property acquired, paid within five (5) days after the purchase is completed; and 2% of total sales price when the asset is sold, paid within five (5) days after the sale is closed.

Management fees for the six months ended June 30, 2025 and 2024 amounted to $11,054 and $11,856, respectively. Leasing fees for the six months ended June 30, 2025 and 2024 are both $0.

As of June 30, 2025, related party receivable from Collab CA LLC of $67,545 and related party payables totaled to YSMD, LLC of $9,250, 1742 Spruce Street LLC of $7,673, 3110 College Avenue LLC of $240, Collab USA Capital LLC of $534, and to Collab Living LLC of $2,900, respectively. As of December 31, 2024, related party receivable from Collab CA LLC of $67,096 and related party payables totaled to YSMD, LLC of $9,250 and to Collab Living LLC of $2,900, respectively.

These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 6 – MEMBER’S EQUITY

During the six months ended June 30, 2025, member contributions totaled $4,000 to the Company, and the Company distributed $10,000 to its member. As of June 30, 2025, the Company had $991,316 of contributed investment from its sole member.

During the six months ended June 30, 2024, member contributions totaled $0 to the Company and the Company distributed $54,000 to its member. As of December 31, 2024, the Company had $987,316 of contributed investment from its sole member.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2025.

NOTE 8 – GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $273,609, has generated a net loss of $4,535 for the six months ended June 30, 2025, and has limited liquid assets to satisfy its obligations as they come due with a cash of $10,883 against current liabilities of $102,057 as of June 30, 2025. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of membership interests and loans. No assurance can be given that the Company will be successful in these efforts.

NOTE 9 – SUBSEQUENT EVENTS

Securities Being Offered

The Company is intended to be acquired by YSMD - Series Hilgard, a series of YSMD, LLC which is already qualified for an offering under Regulation A.

Management’s Evaluation

Management has evaluated subsequent events through September 18, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

33 Mine Street LLC

Unaudited Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024

33 Mine Street LLC

BALANCE SHEETS

AS OF JUNE 30, 2025 (Unaudited) AND DECEMBER 31, 2024 (Audited)

	June 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$52,547	$18,445
Accounts receivable	429	230
Due from related parties	15,582	14,000
Total current assets	68,558	32,675
Real estate assets:
Appliance and equipment	2,514	2,514
Building and building improvement	799,866	796,241
Land	479,098	479,098
Accumulated depreciation	(105,008)	(89,271)
Total real estate assets	1,176,470	1,188,582
Total assets	$1,245,028	$1,221,257

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$2,880	$3,869
Due to related parties	90,282	54,588
Unearned revenue	2,888	1,885
Security deposit	17,861	16,379
Current portion of mortgage payable	24,452	23,984
Total current liabilities	138,363	100,705
Long-term liabilities:
Mortgage payable	807,625	819,969
Total long-term liabilities	807,625	819,969
Total liabilities	945,988	920,674

Members' equity:
Members' capital	1,302,200	1,281,213
Accumulated deficit	(1,003,160)	(980,630)
Total members' equity	299,040	300,583
Total liabilities and members' equity	$1,245,028	$1,221,257

See accompanying notes to the financial statements, which are an integral part of these financial statements.

33 Mine Street LLC

STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(Unaudited)

	2025	2024
Rental income	$71,563	$53,168

Operating expenses:
Property taxes	12,309	11,952
Utilities	6,854	3,705
General and administrative	3,732	2,094
Advertising and marketing	5,536	6,216
Repair and maintenance	9,764	8,542
Property management fees	11,831	7,694
Depreciation	15,737	15,413
Total operating expenses	65,763	55,616
Income (loss) from Operations	5,800	(2,448)

Other income (expense), net
Other income	9,787	12,370
Interest expense	(16,297)	(16,711)
Total other expense, net	(6,510)	(4,341)
Net loss	$(710)	$(6,789)

See accompanying notes to the financial statements, which are an integral part of these financial statements.

33 Mine Street LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

	Members' Capital	Accumulated Deficit	Total Members' Equity
Balance as of December 31, 2023	$1,275,741	$(924,233)	$351,508
Capital contributions	5,472	-	5,472
Distributions	-	(25,000)	(25,000)
Net loss	-	(6,789)	(6,789)
Balance as of June 30, 2024	$1,281,213	$(956,022)	$325,191

Balance as of December 31, 2024	$1,281,213	$(980,630)	$300,583
Capital contributions	20,987	-	20,987
Distributions	-	(21,820)	(21,820)
Net loss	-	(710)	(710)
Balance as of June 30, 2025	$1,302,200	$(1,003,160)	$299,040

See notes to the financial statements, which are an integral part of these financial statements.

33 Mine Street LLC

STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

	2025	2024
Cash flows from operating activities:
Net loss	$(710)	$(6,789)
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation	15,737	15,413
Expenses incurred with related parties and charged to related party payables	4,694	-
Changes in operating assets and liabilities:
Accounts receivable	(199)	6,378
Prepaid expenses	-	(192)
Accounts payable and accrued liabilities	(989)	(4,287)
Unearned revenue	1,003	951
Net cash provided by operating activities	19,536	11,474
Cash flows from investing activities:
Cash paid for advances to related parties	(582)	-
Building and building improvement	(3,625)	(1,190)
Security deposit	1,482	15,636
Net cash provided by (used in) investing activities	(2,725)	14,446
Cash flows from financing activities:
Cash received from advances from related parties	31,000	15,338
Cash repaid on advances from related parties	(1,000)	-
Capital contributions	20,987	5,472
Distributions	(21,820)	(25,000)
Repayment of mortgage loan	(11,876)	(11,421)
Net cash provided by (used in) financing activities	17,291	(15,611)
Net change in cash and cash equivalents	34,102	10,309
Cash and cash equivalents at beginning of period	18,445	18,312
Cash and cash equivalents at end of period	$52,547	$28,621

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$16,297	$16,711
Cash paid for income taxes	$-	$-

See notes to the financial statements, which are an integral part of these financial statements.

33 Mine Street LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

33 Mine Street LLC (which may be referred to as the “Company”, “we,” “us,” or “our”) was registered in New Jersey on October 27, 2021. The Company was formed to own 33 Mine Street, a 9-bedroom student housing property located in New Brunswick, NJ. The Company is managed by its members, the SDZ-1-2022 Trust, the SDZ-2-2022 Trust, and YSMC, LLC.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. YSMD LLC intends to form YSMD – Series 33 Mine, a series of YSMD, LLC, for the purpose of owning the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Fiscal Year

The Company has adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2025 and the statements of operations, statements of changes in member's equity and cash flows for the six-month periods ended June 30, 2025 and 2024 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2025 and the results of its operations and its cash flows for the six-month periods ended June 30, 2025 and 2024. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2025 and 2024 are also unaudited. The results for the six-month periods ended June 30, 2025 are not necessarily indicative of results to be expected for the year ending December 31, 2025, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2025 and December 31, 2024, the Company had $52,547 and $18,445 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

As of June 30, 2025, the Company had $429 in accounts receivable. Accounts receivable as of December 31, 2024, amounted to $230. The Company had no allowance for doubtful accounts as of June 30, 2025 and December 31, 2024.

Real Estate Assets

Property and equipment exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for appliances, fifteen years for leasehold improvements, and 27.5 years for the building.

The Company reviews the carrying value of property and equipment for impairment annually and whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for the six months ended June 30, 2025 and 2024.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.  The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Company level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.  The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Company level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded as unearned revenues on the balance sheet.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at June 30, 2025 and December 31, 2024 consists of the following:

	June 30,	December 31,
	2025	2024
Appliance and equipment	$2,514	$2,514
Building and building improvement	799,866	796,241
Land	479,098	479,098
	1,281,478	1,277,853
Accumulated depreciation	(105,008)	(89,271)
Total real estate assets	$1,176,470	$1,188,582

Depreciation expenses totaled $15,737 and $15,413 for the six months ended June 30, 2025 and 2024, respectively (see Note 2 – Real Estate Assets).

NOTE 4 – LOAN

In 2022, the Company entered into a loan agreement (the “Mortgage”) with Columbia Bank for $900,000. The debt proceeds were used solely to refinance the 33 Mine Street property and distribute the proceeds to its members. The term loan is collateralized by the 33 Mine Street real estate project, is guaranteed by a related party of the Company, carries an adjustable interest rate of 3.875% per annum, and provides that the Company and its guarantors shall maintain with the bank with a combined average daily balance not less than $30,000. The loan matures in June 2032. The adjustable interest rate shall be adjusted in year 6 at a margin of 2.5% over the current index and the margin which the sum is then rounded to the nearest 0.125%. The loan shall be due and payable in 120 monthly installments of principal and interest paid on a 25-year amortization schedule. As of June 30, 2025 and December 31, 2024, the outstanding loan balance was $832,077 and $843,953, respectively. For the years ended June 30, 2025 and 2024, interest expense on the loans totaled $16,297 and $16,711, respectively.

In addition to the loan agreement entered, the Company also entered into an absolute assignment of leases and rents (the “Absolute Assignment”) with Columbia Bank in which Columbia Bank, as the Assignee, is vested with full power to collect the rents and other amounts assigned if there is occurrence of any events of default by the Company in the payment of any indebtedness contained in the mortgage loan. For the six months ended June 30, 2025 and the year ended December 31, 2024, there were no events of default by the Company.

Year Ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2025	$832,077	$12,108	$819,969
2026	819,969	24,930	795,039
2027	795,039	25,913	769,126
2028	769,126	26,935	742,191
2029	742,191	27,997	714,194
Thereafter	$714,194	$714,194	$0

NOTE 5 – RELATED PARTY

In January 2022, the Company entered into an agreement with Collab CA, LLC (“Agent”), whereas consideration the Company pays a management fee for the greater of (i) $0 per month or (ii) 8 % of the total monthly gross receipts payable by the last day of the then-current month and a leasing commission of 75% of one month’s rent is compensated to the Agent when a tenant successfully completes a lease with the Company. The Agent is also entitled to a renovation management fee of 5.5% of the costs of renovation and a disposition fee of 2% of property sales proceeds.

Effective January 1, 2024, the Company entered into an amendment to its agreement dated January 2022, with the Agent, where as consideration the Company pays property management fees of 8% of gross revenue paid monthly in arrears for property management and 20% markup on the cost of repair and maintenance work or 30% markup on the cost of repair and maintenance work if the revenue is under $200,000; 5.5% of total capital improvements cost for renovation management paid in arrears in the month that capital improvements are incurred; 2% of the contractual purchase price of the relevant property acquired, paid within five (5) days after the purchase is completed; and 2% of total sales price when the asset is sold, paid within five (5) days after the sale is closed.

Management fees for the six months ended June 30, 2025 and 2024 amounted to $8,978 and $6,474, respectively. Renovation management fees for the six months ended June 30, 2025 and 2024 amounted to $216 and $65, respectively. There were no leasing fees for both the six months ended June 30, 2025 and 2024.

As of June 30, 2025, the Company had a related party receivable of $14,000 from YSMD, LLC, $1,582 from YSMD Series 33 Mine Street LLC, and related party payables of $10,927 to Collab CA LLC, $1,700 to Collab Living LLC, $10,000 to 2712 Derby Street LLC, $56,348 to 2521 Regent Street LLC and $11,307 to 19-21 Buttonwood (DE) LLC. As of December 31, 2024, the Company had a related party receivable of $14,000 from YSMD, LLC and related party payables of $6,233 to Collab CA LLC, $1,700 to Collab Living LLC, $35,348 to 2521 Regent Street LLC and $11,307 to 19-21 Buttonwood (DE) LLC.

NOTE 6 – MEMBERS’ EQUITY

During the six months ended June 30, 2025, member contributions totaled $20,987 to the Company. The Company distributed $21,820 to one of its members. During the six months ended June 30, 2024, member contributions totaled $5,472 to the Company. The Company distributed $25,000 to one of its members.

As of June 30, 2025 and December 31, 2024, the Company had $1,302,200 and $1,281,213 of contributed investment, respectively, from one of its members.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2025.

NOTE 8 – GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $1,003,160, has generated a net loss of $710 for the six months ended June 30, 2025, and has limited liquid assets to satisfy its obligations as they come due with cash of $52,547 against current liabilities of $138,363 as of June 30, 2025. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through members’ contributions and loans. No assurance can be given that the Company will be successful in these efforts. Management plans to advance additional funds from related parties. as needed, to fund any cash flow needs.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Securities Being Offered

The Company is intended to be acquired by YSMD - Series 33 Mine, a series of YSMD, LLC, which is already qualified for an offering under Regulation A.

Management’s Evaluation

Management has evaluated subsequent events through September 18, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

19-3 Buttonwood

Carve-Out of Certain Operations of 19-21 Buttonwood (DE) LLC

Unaudited Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024

19-3 BUTTONWOOD

(Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)

BALANCE SHEETS

AS OF JUNE 30, 2025 (Unaudited) AND DECEMBER 31, 2024 (Audited)

	June 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$2,996	$8,930
Prepaid expenses	180	900
Due from related parties	11,935	2,718
Total current assets	15,111	12,548
Real estate assets:
Appliance and equipment
Building and building improvement	413,700	413,700
Furniture and fixture	113	113
Land	289,270	289,270
Accumulated depreciation	(43,941)	(36,408)
Total real estate assets	659,142	666,675
Total assets	$674,253	$679,223

LIABILITIES AND MEMBER'S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$254	$331
Due to related parties	1,774	782
Interest payable	1,292	1,292
Unearned revenue	3,595	3,845
Security deposit	3,595	3,595
Total current liabilities	10,510	9,845
Long-term liabilities:
Mortgage payable	418,935	418,935
Total long-term liabilities	418,935	418,935
Total liabilities	429,445	428,780
Member's equity:
Member's capital	288,585	288,585
Accumulated deficit	(43,777)	(38,142)
Total member's equity	244,808	250,443
Total liabilities and member's equity	$674,253	$679,223

See accompanying notes to the financial statements, which are an integral part of these financial statements.

19-3 BUTTONWOOD

(Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)

STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

	Six Months Ended
	June 30,
	2025	2024
Rental income	$23,070	$21,000

Operating expenses:
Property taxes	4,211	6,477
Utilities	944	174
General and administrative	1,087	536
Repair and maintenance	133	968
Property management fees	1,872	1,784
Depreciation	7,533	7,533
Total operating expenses	15,780	17,472
Income from Operations	7,290	3,528

Other expense, net
Other income	50	-
Interest expense	(7,750)	(8,085)
Total other expense, net	(7,700)	(8,085)
Net loss	$(410)	$(4,557)

See accompanying notes to the financial statements, which are an integral part of these financial statements.

19-3 BUTTONWOOD

(Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)

STATEMENTS OF CHANGES IN MEMBER’S EQUITY

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of December 31, 2023	$288,585	$(22,936)	$265,649
Distributions	-	(8,597)	(8,597)
Net loss	-	(4,557)	(4,557)
Balance as of June 30, 2024	$288,585	$(36,090)	$252,495

Balance as of December 31, 2024	$288,585	$(38,142)	$250,443
Distributions	-	(5,225)	(5,225)
Net loss	-	(410)	(410)
Balance as of June 30, 2025	$288,585	$(43,777)	$244,808

See accompanying notes to the financial statements, which are an integral part of these financial statements.

19-3 BUTTONWOOD

(Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)

STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

	Six Months Ended
	June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(410)	$(4,557)
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation	7,533	7,533
Expenses incurred with related parties and charged to related party payables	(52)	-
Changes in operating assets and liabilities:
Accounts receivable	-	-
Prepaid expenses	720	653
Accounts payable and accrued liabilities	(77)	2
Unearned revenue	(250)	1,345
Net cash provided by operating activities	7,464	4,976
Cash flows from investing activities:
Cash paid for advances to related parties	(3,083)	-
Security deposit	-	3,595
Net cash provided by (used in) investing activities	(3,083)	3,595
Cash flows from financing activities:
Cash received from advances from related parties	1,577	1,602
Cash repaid on advances from related parties	(6,667)
Capital contributions
Distributions	(5,225)	(8,597)
Net cash used in financing activities	(10,315)	(6,995)
Net change in cash and cash equivalents	(5,934)	1,576
Cash and cash equivalents at beginning of period	8,930	8,176
Cash and cash equivalents at end of period	$2,996	$9,752

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$7,750	$8,085
Cash paid for income taxes	$-	$-

See accompanying notes to the financial statements, which are an integral part of these financial statements.

19-3 BUTTONWOOD (Carve-Out of Certain Operations of 19-21 Buttonwood (DE) LLC)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

19-3 Buttonwood Street (which may be referred to as the “Property”, “we,” “us,” or “our”) is a property located in Boston, Massachusetts. The Property was purchased by 19-21 Buttonwood (DE) LLC (the “Parent”), which is registered as a limited liability company in Delaware on August 8, 2022. The Property is managed by Collab CA LLC (“Manager” and is used for rental purposes.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. YSMD LLC formed YSMD – Series 19-3 Buttonwood, a series of YSMD, LLC, for the purpose of owning the Property.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) from the consolidated financial statements and accounting records of 19-21 Buttonwood (DE) LLC using the historical results of operations and historical cost basis of the assets and liabilities of 19-21 Buttonwood (DE) LLC that comprise the Property. These financial statements have been prepared solely to demonstrate its historical results of operations, financial position, and cash flows for the indicated periods under 19-21 Buttonwood’s management. Transactions and balances between the Property and 19-21 Buttonwood (DE) LLC are reflected as related party transactions within these financial statements.

The accompanying financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to the Property. In addition, certain costs related to the Property have been allocated from the Parent. These costs are allocated based on expenses incurred by the Parent that can be specifically attributable to the operations of the Property, such as insurance, management fees and repairs of the Property.

The Property utilizes Parent’s centralized processes and systems for cash management, purchasing and recordkeeping. As a result, the Property does not have a separate bank account and all funds are included in the Parent’s general corporate funds, which is allocated ratably to the Property. The net results of these cash transactions between the Property and Parent are reflected as member’s equity in the accompanying balance sheet. In addition, the member’s equity represents the Parent’s interest in the recorded net assets of the Property and represents the cumulative net investment by 19-21 Buttonwood (DE) LLC in the Property through the dates presented, inclusive of cumulative operating results.

Management believes the assumptions and allocations underlying the financial statements are reasonable and appropriate under the circumstances. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had the Property been an entity that operated independently of 19-21 Buttonwood (DE) LLC. Consequently, future results of operations should the Property be separated from the Parent will include costs and expenses that may be materially different than the Property’s historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of the Property’s future results of operations, financial position, and cash flows.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2025 and the statements of operations, statements of changes in member's equity and cash flows for the six-month periods ended June 30, 2025 and 2024 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Property's financial position as of June 30, 2025 and the results of its operations and its cash flows for the six-month periods ended June 30, 2025 and 2024. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2025 and 2024 are also unaudited. The results for the six-month periods ended June 30, 2025 are not necessarily indicative of results to be expected for the year ending December 31, 2025, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Property’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Property bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentration of Credit Risk

The Property maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Property may maintain balances in excess of the federally insured limits. The Property has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Real Estate Assets

Real Estate Assets exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for appliances, fifteen years for building improvements, and 27.5 years for the building.

The Property reviews the carrying value of real estate assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of demand, competition, and other economic factors. Based on this assessment there was no impairment for the six months ended June 30, 2025 and 2024.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Property’s assets and liabilities approximate their fair values.

Revenue Recognition

The Property adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its purchase date.  The Property determines revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Property level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Property expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at June 30, 2025 and December 31, 2024 consists of the following:

	June 30, 2025	December 31, 2024
Building and building improvement	$413,700	$413,700
Furniture and fixture	113	113
Land	289,270	289,270
	703,083	703,083
Accumulated depreciation	(43,941)	(36,408)
Total real estate assets	$659,142	$666,675

Depreciation expenses totaled $7,533 and $7,533 for the six months ended June 30, 2025 and 2024, respectively (see Note 2 – Real Estate Assets).

NOTE 4 – LOANS

In 2022, the Parent entered into a loan agreement for $2,400,000. The debt proceeds were used solely to finance the acquisition and development of the 19-21 Buttonwood real estate project. The term loan was collateralized by the 19-21 Buttonwood real estate project, carried an adjustable interest rate of 3.70% per annum, and matures in September 2052. The adjustable interest rate is the sum of the current index and the margin which sum is then rounded to the nearest 0.859%. The loan requires interest-only payments for the first 120 months.

Among this loan of $2,400,000, $418,935 is allocated to the Property as mortgage payable. As of June 30, 2025 and December 31, 2024, accrued interest payable on this loan was $1,292 and $1,292, respectively. For the six months ended June 30, 2025 and 2024, interest expenses on the loans totaled $7,750 and $8,085, respectively.

Year Ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2025	$418,935	$-	$418,935
2026	418,935	-	418,935
2027	418,935	-	418,935
2028	418,935	-	418,935
2029	418,935	-	418,935
Thereafter	$418,935	$418,935	$-

NOTE 5 – RELATED PARTY TRANSACTIONS

Effective January 1, 2024, the Property’s owner and parent entered into an amendment to its agreement dated June 22, 2022, with Collab CA, LLC (“Agent”), where as consideration the Parent pays property management fees of 8% of gross revenue paid monthly in arrears for property management and 20% markup on the cost of repair and maintenance work; 5.5% of total capital improvements cost for renovation management paid in arrears in the month that capital improvements are incurred; 2% of the contractual purchase price of the relevant property acquired, paid within five (5) days after the purchase is completed; and 2% of total sales price when the asset is sold, paid within five (5) days after the sale is closed.

The Property’s rental income is received by the Property’s manager, Collab CA LLC. As of June 30, 2025, the Property had related party payables of $357 to Collab Living LLC, $167 to iReam US RE LLC, $1,250 to 2521 Regent Street LLC, and related party receivables of $6,247 from Collab CA LLC, $2,833 from CollabHome CA LLC, $137 from Collab (USA) Capital LLC, $1,885 from 33 Mine Street LLC, and $833 from YSMD, LLC. As of December 31, 2024, the Property had related party payables of $259 to Collab CA LLC, $356 to Collab Living LLC, $167 to iReam US RE LLC and related party receivables of $1,885 from 33 Mine Street LLC and $833 from YSMD, LLC.

The Property’s owner and parent, 19-21 Buttonwood (DE) LLC, purchased the Property for $702,970 and furniture and fixture for $113, based on allocation of the total property purchased by the Parent to the unit comprising the Property.

Management fees for the six months ended June 30, 2025 and 2024 amounted to $1,872 and $1,784, respectively. Leasing fees for the six months ended June 30, 2025 and 2024 amounted to $0 and $0, respectively.

Collab CA LLC, CollabHome CA LLC, Collab (USA) Capital LLC, Collab Living LLC, iReam US RE LLC, 33 Mine Street LLC, 2521 Regent Street LLC, and YSMD, LLC are related parties of the Property. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 6 – MEMBER’S EQUITY

During the six months ended June 30, 2025 and 2024, the Property was allocated distributions of $5,225 and $8,597, respectively, to the owner of 19-21 Buttonwood (DE) LLC. As of June 30, 2025 and December 31, 2024, the Property had $288,585 of contributed investment.

NOTE 7 – GOING CONCERN

The Property has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Property’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Property has an accumulated deficit of $43,777, has generated a net loss of $410 for the six months ended June 30, 2025, and has limited liquid assets to satisfy its obligations as they come due with a cash of $2,996 against current liabilities of $10,510 as of June 30, 2025. These factors, among others, raise substantial doubt about the Property’s ability to continue as a going concern. The Property’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Property has been primarily financed through the issuance of membership interests and loans. No assurance can be given that the Property will be successful in these efforts. The financial statements do not include any adjustments that might be necessary should the Property be unable to continue as going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Securities Being Offered

The Property is intended to be acquired by YSMD Series 19-3 Buttonwood, a series of YSMD, LLC, which is already qualified for an offering under Regulation A.

Management’s Evaluation

Management has evaluated subsequent events through September 7, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

21-2 Buttonwood

Carve-Out of Certain Operations of 19-21 Buttonwood (DE) LLC

Unaudited Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024

21-2 BUTTONWOOD (Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)
BALANCE SHEETS
AS OF JUNE 30, 2025 (Unaudited) AND DECEMBER 31, 2024 (Audited)

	June 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$2,727	$7,487
Prepaid expenses	180	900
Due from related parties	11,935	2,718
Total current assets	14,842	11,105
Real estate assets:
Appliance and equipment
Building and building improvement	378,640	378,640
Furniture and fixture	113	113
Land	264,760	264,760
Accumulated depreciation	(40,217)	(33,321)
Total real estate assets	603,296	610,192
Total assets	$618,138	$621,297

LIABILITIES AND MEMBER'S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$254	$331
Due to related parties	1,774	782
Interest payable	1,182	1,182
Unearned revenue	3,224	556
Security deposit	3,500	3,500
Total current liabilities	9,934	6,351
Long-term liabilities:
Mortgage payable	383,430	383,430
Total long-term liabilities	383,430	383,430
Total liabilities	393,364	389,781

Member's equity:
Member's capital	264,783	264,783
Accumulated deficit	(40,009)	(33,267)
Total member's equity	224,774	231,516
Total liabilities and member's equity	$618,138	$621,297

See accompanying notes to the financial statements, which are an integral part of these financial statements.

21-2 BUTTONWOOD (Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)
STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(Unaudited)

	2025	2024
Rental income	$21,000	$19,770

Operating expenses:
Property taxes	3,442	6,808
Utilities	982	181
General and administrative	1,087	536
Advertising and marketing	-	100
Repair and maintenance	214	968
Property management fees	1,723	1,685
Depreciation	6,896	6,896
Total operating expenses	14,344	17,174
Income from Operations	6,656	2,596

Other expense, net
Interest expense	(7,093)	(7,445)
Total other expense, net	(7,093)	(7,445)
Net loss	$(437)	$(4,849)

See accompanying notes to the financial statements, which are an integral part of these financial statements.

21-2 BUTTONWOOD (Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)
STATEMENTS OF CHANGES IN MEMBER’S EQUITY
SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(Unaudited)

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance as of December 31, 2023	$264,783	$(23,066)	$241,717
Distributions	-	(9,353)	(9,353)
Net loss	-	(4,849)	(4,849)
Balance as of June 30, 2024	$264,783	$(37,268)	$227,515

Balance as of December 31, 2024	$264,783	$(33,267)	$231,516
Distributions	-	(6,305)	(6,305)
Net loss	-	(437)	(437)
Balance as of June 30, 2025	$264,783	$(40,009)	$224,774

See accompanying notes to the financial statements, which are an integral part of these financial statements.

21-2 BUTTONWOOD (Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)
STATEMENTS OF CASH FLOWS SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(Unaudited)

	Six Months Ended
	June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(437)	$(4,849)
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation	6,896	6,896
Expenses incurred with related parties and charged to related party payables	(52)	-
Changes in operating assets and liabilities:
Accounts receivable	-	-
Prepaid expenses	720	653
Accounts payable and accrued liabilities	(77)	1
Unearned revenue	2,668	3,500
Net cash provided by operating activities	9,718	6,201

Cash flows from investing activities:
Cash paid for advances to related parties	(3,083)	-
Security deposit	-	3,500
Net cash provided by investing activities	(3,083)	3,500

Cash flows from financing activities:
Cash received from advances from related parties	1,577	1,602
Cash repaid on advances from related parties	(6,667)
Capital contributions
Distributions	(6,305)	(9,353)
Net cash used in financing activities	(11,395)	(7,751)
Net change in cash and cash equivalents	(4,760)	1,950
Cash and cash equivalents at beginning of period	7,487	7,231
Cash and cash equivalents at end of period	$2,727	$9,181

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$7,093	$7,445
Cash paid for income taxes	$-	$-

See accompanying notes to the financial statements, which are an integral part of these financial statements.

21-2 BUTTONWOOD (Carve-Out of Certain Operations of 19-21 BUTTONWOOD (DE) LLC)

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

21-2 Buttonwood Street (which may be referred to as the “Property”, “we,” “us,” or “our”) is a property located in Boston, Massachusetts. The Property was purchased by 19-21 Buttonwood (DE) LLC (the “Parent”), which is registered as a limited liability company in Delaware on August 8, 2022. The Property is managed by Collab CA LLC (“Manager”) and is used for rental purposes.

YSMD LLC is a Delaware series limited liability company formed on February 2, 2022 under the laws of Delaware. YSMD LLC was formed to permit public investment in rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests, or “Series”, that management intends to establish. YSMD LLC formed YSMD – Series 21-2 Buttonwood, a series of YSMD, LLC, for the purpose of owning the Property.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) from the financial statements and accounting records of 19-21 Buttonwood (DE) LLC using the historical results of operations and historical cost basis of the assets and liabilities of 19-21 Buttonwood (DE) LLC that comprise the Property. These financial statements have been prepared solely to demonstrate its historical results of operations, financial position, and cash flows for the indicated periods under 19-21 Buttonwood’s management. Transactions and balances between the Property and 19-21 Buttonwood (DE) LLC are reflected as related party transactions within these financial statements.

The accompanying financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to the Property. In addition, certain costs related to the Property have been allocated from the Parent. These costs are allocated based on expenses incurred by the Parent that can be specifically attributable to the operations of the Property, such as insurance, management fees and repairs of the Property.

The Property utilizes Parent’s centralized processes and systems for cash management, purchasing and recordkeeping. As a result, the Property does not have a separate bank account and all funds are included in the Parent’s general corporate funds, which was ratably allocated to the Property. The net results of these cash transactions between the Property and Parent are reflected as member’s equity in the accompanying balance sheet. In addition, the member’s equity represents the Parent’s interest in the recorded net assets of the Property and represents the cumulative net investment by 19-21 Buttonwood (DE) LLC in the Property through the dates presented, inclusive of cumulative operating results.

Management believes the assumptions and allocations underlying the financial statements are reasonable and appropriate under the circumstances. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had the Property been an entity that operated independently of 19-21 Buttonwood (DE) LLC. Consequently, future results of operations should the Property be separated from the Parent will include costs and expenses that may be materially different than the Property’s historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of the Property’s future results of operations, financial position, and cash flows.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2025 and the statements of operations, statements of changes in member's equity and cash flows for the six-month periods ended June 30, 2025 and 2024 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Property's financial position as of June 30, 2025 and the results of its operations and its cash flows for the six-month periods ended June 30, 2025 and 2024. The financial data and other information disclosed in these notes related to the six-month periods ended June 30, 2025 and 2024 are also unaudited. The results for the six-month periods ended June 30, 2025 are not necessarily indicative of results to be expected for the year ending December 31, 2025, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Property’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives of property and equipment. The Property bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentration of Credit Risk

The Property maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Property may maintain balances in excess of the federally insured limits. The Property has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Real Estate Assets

Real Estate Assets exist in the form of the building and related improvements, land, equipment and appliances for the property and are recorded at cost. Expenditures for renewals and improvements that significantly add to the capacity and value or extend the useful life of the property are capitalized. Expenditures for maintenance and repairs are charged to expense. When the property itself or equipment used at the property is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years for appliances, fifteen years for building improvements, and 27.5 years for the building.

The Property reviews the carrying value of real estate assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the net realizable value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of demand, competition, and other economic factors. Based on this assessment there was no impairment for the six months ended June 30, 2025 and 2024.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying values of the Property’s assets and liabilities approximate their fair values.

Revenue Recognition

The Property adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its purchase date.  The Property determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenues are generated at the Property level. Rental revenue, net of concessions (if any), will be recognized on a straight-line basis over the term of the leases. Rent paid in advance is recorded to unearned revenues on the balance sheet.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Property expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – REAL ESTATE ASSETS

Real estate assets at June 30, 2025 and December 31, 2024 consists of the following:

	June 30, 2025	December 31, 2024
Building and building improvement	$378,640	$378,640
Furniture and fixture	113	113
Land	264,760	264,760
	643,513	643,513
Accumulated depreciation	(40,217)	(33,321)
Total real estate assets	$603,296	$610,192

Depreciation expenses totaled $6,896 and $6,896 for the six months ended June 30, 2025 and 2024, respectively (see Note 2 – Real Estate Assets).

NOTE 4 – LOANS

In 2022, the Parent entered into a loan agreement for $2,400,000. The debt proceeds were used solely to finance the acquisition and development of the 19-21 Buttonwood real estate project. The term loan was collateralized by the 19-21 Buttonwood real estate project, carried an adjustable interest rate of 3.70% per annum, and matures in September 2052. The adjustable interest rate is the sum of the current index and the margin which sum is then rounded to the nearest 0.859%. The loan requires interest-only payments for the first 120 months.

Among this loan of $2,400,000, $383,430 is allocated to the Property as mortgage payable. As of June 30, 2025 and December 31, 2024, accrued interest payable on this loan was $1,182 and $1,182, respectively. For the six months ended June 30, 2025 and 2024, interest expenses on the loans totaled $7,093 and $7,445, respectively.

Year Ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2025	$383,430	$-	$383,430
2026	383,430	-	383,430
2027	383,430	-	383,430
2028	383,430	-	383,430
2029	383,430	-	383,430
Thereafter	$383,430	$383,430	$-

NOTE 5 – RELATED PARTY TRANSACTIONS

Effective January 1, 2024, the Property’s owner and parent entered into an amendment to its agreement dated June 22, 2022, with Collab CA, LLC (“Agent”), where as consideration the Parent pays property management fees of 8% of gross revenue paid monthly in arrears for property management and 20% markup on the cost of repair and maintenance work; 5.5% of total capital improvements cost for renovation management paid in arrears in the month that capital improvements are incurred; 2% of the contractual purchase price of the relevant property acquired, paid within five (5) days after the purchase is completed; and 2% of total sales price when the asset is sold, paid within five (5) days after the sale is closed.

The Property’s rental income is received by the Property’s manager, Collab CA LLC. As of June 30, 2025, the Property had related party payables of $357 to Collab Living LLC, $167 to iReam US RE LLC, $1,250 to 2521 Regent Street LLC, and related party receivables of $6,247 from Collab CA LLC, $2,833 from CollabHome CA LLC, $137 from Collab (USA) Capital LLC, $1,885 from 33 Mine Street LLC, and $833 from YSMD, LLC. As of December 31, 2024, the Property had related party payables of $258 to Collab CA LLC, $357 to Collab Living LLC, $167 to iReam US RE LLC and related party receivables of $1,885 from 33 Mine Street LLC and $833 from YSMD, LLC.

Management fees for the six months ended June 30, 2025 and 2024 amounted to $1,723 and $1,685, respectively. Leasing fees for the six months ended June 30, 2025 and 2024 amounted to $0 and $0, respectively.

Collab CA LLC, Collab Living LLC, iReam US RE LLC, 33 Mine Street LLC and YSMD, LLC are related parties of the Property. These balances are unsecured, non-interest bearing and have no fixed terms of repayment.

NOTE 6 – MEMBER’S EQUITY

During the six months ended June 30, 2025 and 2024, the Property was allocated distributions of $6,305 and $9,353, respectively, to the owner of 19-21 Buttonwood (DE) LLC. As of June 30, 2025 and December 31, 2024, the Property had $264,783 of contributed investment.

NOTE 7 – GOING CONCERN

The Property has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Property’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Property has an accumulated deficit of $40,009, has generated a net loss of $437 for the six months ended June 30, 2025, and has limited liquid assets to satisfy its obligations as they come due with a cash of $2,727 against current liabilities of $9,934 as of June 30, 2025. These factors, among others, raise substantial doubt about the Property’s ability to continue as a going concern. The Property’s ability to continue as a going concern for the next 12 months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Property has been primarily financed through the issuance of membership interests and loans. No assurance can be given that the Property will be successful in these efforts. The financial statements do not include any adjustments that might be necessary should the Property be unable to continue as going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Securities Being Offered

The Property is intended to be acquired by YSMD Series 21-2 Buttonwood, a series of YSMD, LLC, which is already qualified for an offering under Regulation A.

Management’s Evaluation

Management has evaluated subsequent events through September 21, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Item 4. Exhibits

EXHIBIT INDEX

No.	Exhibit Description
2.1	Certificate of Formation of YSMD, LLC *

2.2	Operating Agreement of YSMD, LLC*

3.1	Series Designation of YSMD Series A, a series of YSMD, LLC*

3.2	Form of Series Designation of YSMD Series 2340 Hilgard LLC*

3.3	Form of Series Designation of YSMD Series Buttonwood 19-3 LLC*

3.4	Form of Series Designation of YSMD Series 33 Mine Street LLC*

3.5	Form of Series Designation of YSMD Series Buttonwood 21-2 LLC*

4.1	Form of subscription agreement of YSMD, Series A, a series of YSMD, LLC*

4.2	Form of subscription agreement of YSMD Series 2340 Hilgard LLC*

4.3	Form of subscription agreement of YSMD Series Buttonwood 19-3 LLC*

4.4	Form of subscription agreement of YSMD, Series 33 Mine Street, a series of YSMD, LLC*

4.5	Form of subscription agreement of YSMD Series Buttonwood 21-2, a series of YSMD, LLC*

6.1	Broker Dealer Agreement, dated November 8, 2021, between YSMD LLC and Dalmore Group, LLC*

6.2	Form of Purchase and Sale Agreement dated [*], 2022, between YSMC, LLC and YSMD Series A, a series of YSMD, LLC *

6.3	Form of Purchase and Sale Agreement dated [*], 2023, between YSMC, LLC and YSMD Series 2340 Hilgard LLC*

6.4	Form of Purchase and Sale Agreement dated [*], 2023, between SDZ-US-1__2020 Irrevocable Trust and YSMD Series Buttonwood 19-3 LLC*

6.5	Form of Property Management Agreement dated [*], 2022. between Collab Capital (USA) LLC and YSMD Series A, a series of YSMD, LLC*

6.6	Form of Property Management Agreement dated [*], 2022. between Collab Capital (USA) LLC and YSMD Series 2340 Hilgard LLC*

6.7	Form of Property Management Agreement dated [*], 2022. between Collab Capital (USA) LLC and YSMD Series Buttonwood Street 19-3 LLC*

6.8	Form of Purchase and Sale Agreement dated [*], 2023, between YSMC LLC, The SDZ-1-2022 Trust, and The SDZ-2-2022 Trust, SDZ-US-1_2020 Irrevocable Trust and YSMD Series 33 Mine Street LLC*

6.9	Form of Purchase and Sale Agreement dated [*], 2023, between SDZ-US-1__2020 Irrevocable Trust and YSMD Series Buttonwood 21-2 LLC*

6.10	Form of Property Management Agreement dated [*], 2023. between Collab Capital (USA) LLC and YSMD Series 33 Mine Street LLC*

6.11	Form of Property Management Agreement dated [*], 2023. between Collab Capital (USA) LLC and YSMD Series Buttonwood 21-2 LLC*

6.12	Software and Services License Agreement dated August 2, 2022 by and between North Capital Investment Technology, Inc. and YSMD, LLC*

6.13	Form of Series’ Promissory Note.*

8.1	Escrow Agreement dated October 19, 2020, by and among North Capital Private Securities Corporation, Collab Capital (USA) LLC and YSMD Series A, a series of YSMD, LLC*

8.2	Form of Escrow Agreement dated [*], 2023, by and among North Capital Private Securities Corporation, Collab Capital (USA) LLC and YSMD Series 2340 Hilgard LLC and Series Buttonwood 19-3 LLC*

8.3	Form of Escrow Agreement dated [*], 2024, by and among North Capital Private Securities Corporation, Collab Capital (USA) LLC and YSMD Series 33 Mine Street LLC and Series Buttonwood 19-2 LLC*

8.4	Form of Series Designation of YSMD Series 150 Panoramic Way**

8.5	Form of subscription agreement of YSMD Series 150 Panoramic Way**

8.6	Form of Purchase and Sale Agreement dated [*], 2024, between YSMD LLC and YSMD Series 150 Panoramic Way**

8.7	Form of Property Management Agreement dated [*], 2024. between Collab Capital (USA) LLC and YSMD Series 150 Panoramic Way**

8.8	Form of Escrow Agreement dated [*], 2024, by and among North Capital Private Securities Corporation, Collab Capital (USA) LLC and YSMD Series 150 Panoramic Way* *

*	Filed as an exhibit to the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-12008)
**	Filed as an exhibit to the Company’s Regulation C Offering Memorandum on Form C (Commission File No. 020-34905 )

*   Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida, on September 26, 2025.

YSMD, LLC

a Delaware limited liability company

By	Collab (USA) Capital LLC, a limited liability corporation
Its: Managing Member

By: iREAM Technology Co., Ltd.,, a BVI business company,
Its sole member

	By:	/s/ Qian Wang
	Name:	Qian Wang
	Title:	Chief Executive Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Collab (USA) Capital LLC, a Delaware limited liability company

By:	/s/ Qian Wang
Name:	Qian Wang
Title:	Chief Executive Officer, Principal Executive Office, of Collab (USA) Capital LLC.

Date:	September 26, 2025

By:	/s/ Jin Kuang
Name:	Jin Kuang
Title:	Chief Financial Officer and Principal Accounting Officer of Collab (USA) Capital LLC.

Date:	September 26, 2025